05010533

HypoVereinsbank

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C. 209 SECTION

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, August 8th, 2005

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ Hypotheken und Wechsel („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Interim Report at June 30, 2005

You will receive the items listed above in both the German and the English language.

Very truly yours,

BEST AVAILABLE COPY

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

By: Kaevan Gazdar
Name: Kaevan Gazdar
Title: IR Manager

Enclosure

8/18

82-3777

ZWISCHENBERICHT 2005

30 6

Mit Europa wachsen.

HVB Group

INHALT

FINANCIAL HIGHLIGHTS

Kennzahlen (in %)	1.1.–30.6.2005	1.1.–30.6.2004
Eigenkapitalrentabilität nach Steuern[1]	9,7	5,4
Eigenkapitalrentabilität vor Steuern[1]	13,5	9,0
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,7	66,6

Erfolgszahlen	1.1.–30.6.2005	1.1.–30.6.2004
Betriebsergebnis (in Mio €)	960	666
Ergebnis der gewöhnlichen Geschäftstätigkeit/		
Ergebnis vor Steuern (in Mio €)	971	608
Gewinn/Verlust (in Mio €)	566	267
Ergebnis je Aktie (in €)[1]	0,75	0,53

Bilanzzahlen (in Mrd €)	30.6.2005	31.12.2004
Bilanzsumme	492,7	467,4
Kreditvolumen	333,3	324,6
Bilanzielles Eigenkapital	15,4	14,0

Bankaufsichtsrechtliche Kennzahlen nach BIZ	30.6.2005	31.12.2004[2]
Kernkapital (in Mrd €)	15,7	15,7
Eigenmittel (in Mrd €)	27,8	27,1
Risikoaktiva (in Mrd €)	246,5	238,6
Kernkapitalquote (in %)	6,4	6,6[3]
Eigenmittelquote (in %)	10,0	10,4

Aktie	1.1.–30.6.2005	2004
Börsenkurs: Stichtag (in €)	21,51	16,70
Höchststand (in €)	22,15	21,13
Tiefststand (in €)	16,30	12,86
Börsenkapitalisierung Stichtag (in Mrd €)	16,1	12,5

	30.6.2005	31.12.2004
Mitarbeiter	59 294	57 806
Geschäftsstellen	2 190	2 036

[1] 2004 bereinigt um Goodwill-abschreibungen.
[2] Nach festgestellten Jahres-abschlüssen.
[3] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berück-sichtigenden Konsolidierungs- und sonstigen Effekten.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypotheken-pfandbriefe
Moody's	A3[1]	P-1	rating under review	Aa2[4]	Aa3[4]
S&P	A–[2]	A-2[2]	not meaningful	AAA	—
Fitch Ratings	A–[3]	F2[3]	—	AAA	AAA

[1] Auf »review for possible upgrade« seit 13. Juni 2005.
[2] Auf »credit watch positive« seit 31. Mai 2005.
[3] Auf »rating watch positive« seit 13. Juni 2005.
[4] Auf »review for possible upgrade« seit 15. März 2004.

HVB Group und UniCredit bündeln ihre Kräfte und werden die erste wahre europäische Bank

Am 12. Juni haben Vorstand und Aufsichtsrat der HVB Group sowie der Verwaltungsrat der UniCredit einem Zusammenschluss von HVB Group und UniCredit zugestimmt. Beide Banken haben den Abschluss eines Business Combination Agreements beschlossen, das klare Bedingungen für das Geschäftsmodell und die Corporate Governance der neuen Gruppe festlegt. HVB Group und UniCredit übernehmen mit ihrem Zusammenschluss, mit dem eine neue Kraft im Bankenmarkt entsteht, eine Vorreiterrolle bei der europäischen Bankenkonsolidierung.

Die neue Bankengruppe wird mit einer Kundenbasis von über 28 Millionen, mehr als 7000 Geschäftsstellen in 19 Ländern und einer Bilanzsumme von 733 Mrd € eine dominante Stellung in einigen der wohlhabendsten Regionen und am schnellsten wachsenden Märkten in Europa aufweisen: Sie baut auf führende Positionen in benachbarten Heimatmärkten mit einer einzigartigen Präsenz in Bayern, Österreich und Norditalien. Gleichzeitig wird sie in Zentral- und Osteuropa die deutlich führende Bankengruppe nach Bilanzsumme und Anzahl der Geschäftsstellen sein. Die neue Bankengruppe wird hinsichtlich ihrer geographischen Präsenz einerseits sowie ihres Kunden- und Produktfokus andererseits über ein deutlich breiter diversifiziertes Geschäftsportfolio verfügen.

Die neue Bankengruppe wird klare strategische Ziele verfolgen. Sie wird ihre Wettbewerbsposition in den Märkten, in denen sie bislang präsent ist, weiter stärken. Ihre führende Position in Zentral- und Osteuropa wird sie durch die Konsolidierung nationaler Geschäftsaktivitäten und die Nutzung gemeinsamer Marken optimieren. Durch das Nutzen komplementärer Stärken und das Erreichen kritischer Masse in Geschäftsbereichen wie Vermögensverwaltung und Investment Banking können durch Größenvorteile Kostenersparnisse erzielt werden. Gleichzeitig wird das Wachstum in ausgewählten Regionen und Geschäftsbereichen forciert. Ziel ist es außerdem, Ertrags- und Kostensynergien durch Best Practices-Transfers zu maximieren, Produktionskapazitäten zu optimieren und dabei doppelte Funktionen zu vermeiden.

HVB Group und UniCredit bieten ihren Aktionären, Kunden und Mitarbeitern attraktive Wachstumsperspektiven und ein hohes Wertpotenzial. Der Zusammenschluss soll zu Synergien vor Steuern von annähernd 1 Mrd € pro Jahr führen, die ab dem Jahr 2008 vollständig realisiert sein sollen. Davon entfallen mehr als 90% auf niedrigere Kosten und der Rest auf höhere Erträge auf Grund der Anwendung von Best Practices. Die Restrukturierungskosten, die von UniCredit und HVB auf 1,35 Mrd € geschätzt werden, sollen in voller Höhe im Jahr 2005 ausgewiesen werden.

Mit einer durchschnittlichen jährlichen Wachstumsrate von 26% strebt die neue Bankengruppe eine deutliche Steigerung des Gewinns pro Aktie auf 0,56 € für das Jahr 2007 an. Ebenso soll die Eigenkapitalbasis spürbar insbesondere durch Gewinnthesaurierungen gestärkt werden: Ziel ist eine Kernkapitalquote von 6,4% zum Jahresende 2007. Bis zu diesem Zeitpunkt wird eine Eigenkapitalrentabilität von 18% nach Steuern angestrebt. Die Dividendenausschüttungen sollen jährlich wachsen.

Einzelheiten der Transaktion wurden am 12. Juni 2005 bekanntgegeben. Weitere Informationen sind unter www.hvbgroup.com/ir abrufbar.

Gesamtwirtschaftliche Entwicklung im zweiten Quartal 2005

Nach dem Boom-Jahr 2004 hat die Weltwirtschaft etwas an Dynamik verloren, zeigte sich aber auch im zweiten Quartal des Jahres robust. Das gilt vor allem für China und die asiatischen Schwellenländer, deren Wachstumstempo sich bisher kaum verlangsamt hat. Die US-Wirtschaft wurde von einer anhaltend starken Binnennachfrage unterstützt. Der private Verbrauch profitierte von steigenden verfügbaren Einkommen ebenso wie von Vermögensgewinnen, die durch den Boom an den US-Immobilienmärkten genährt werden. Für den Euroraum zeichneten die harten Konjunkturindikatoren wie Industrieproduktion und Einzelhandelsumsätze ein eher gemischtes Bild. Auch in Österreich und in den zentral- und osteuropäischen Ländern war im ersten Halbjahr eine vorübergehende Eintrübung zu beobachten.

Die Frühindikatoren für den Euroraum wiesen im Trend zwar auch im zweiten Quartal noch nach unten. Gegen Ende des Quartals aber haben sie sich verbessert. Dies ist nicht nur bei den in Deutschland erhobenen Stimmungsindikatoren (ZEW, Ifo) der Fall, die von der Ankündigung vorgezogener Neuwahlen profitiert haben mögen. Vielmehr sind auch die Indikatoren in Frankreich, Belgien und dem Euroraum insgesamt gestiegen.

Branchenentwicklung in Deutschland

Die anhaltend moderaten wirtschaftlichen Rahmenbedingungen, Unsicherheiten an den internationalen Rentenmärkten sowie die politische Krise innerhalb der EU haben auf eine zügige Konjunkturbelebung in Deutschland vor allem zu Beginn des zweiten Quartals bremsend gewirkt.

Die in den vergangenen Jahren vorgenommenen Anstrengungen der deutschen Finanzdienstleistungsbranche zur Erreichung einer klaren Fokussierung der Geschäftsaktivitäten sowie einer Diversifizierung ihrer Ertragsquellen, zeigte im ersten Quartal deutliche Früchte. Hiervon konnte das Zins- und Provisionsgeschäft weiterhin profitieren. Zudem konnte ein konsequent umgesetztes risikoadjustiertes Pricing die weiterhin moderate Nachfrage im Kreditgeschäft teilweise kompensieren. Ein anderes Bild zeigte sich im Handelsergebnis. Nachdem die ersten Monate des Jahres von einer sehr starken Nachfrage nach Kapitalmarktdienstleistungen geprägt waren, konnte diese Entwicklung im zweiten Quartal nicht wiederholt werden. Zwar konnte der deutsche Aktienmarkt im zweiten Quartal zulegen, doch fielen die Handelsaktivitäten vor allem auf Grund der Unsicherheiten an den Anleihemärkten deutlich zurückhaltender aus.

Im Bereich der Kreditrisikovorsorge ergaben sich gegenüber dem Vorquartal keine wesentlichen Veränderungen. Dennoch bleibt abzuwarten wie sich die Konjunkturbedingungen im weiteren Verlauf des Geschäftsjahres entwickeln werden. Das Kostenniveau blieb auf Grund der bereits umgesetzten Restrukturierungsmaßnahmen der letzten Jahre weitgehend stabil. Wir gehen davon aus, dass sich im Jahresverlauf sowohl die konjunkturellen Rahmenbedingungen als auch die Kapitalmärkte stabilisieren und die Ertragsaussichten der gesamten Kreditindustrie stützen werden.

Mit Europa wachsen

Auf der Grundlage unseres Strategieprogramms »Mit Europa wachsen« und in Vorbereitung auf den beabsichtigten Zusammenschluss von HVB Group und UniCredit konzentrieren wir uns in diesem Jahr auf die wertorientierte Weiterentwicklung der HVB Group. Im Mittelpunkt steht dabei die Verbesserung der Profitabilität des Geschäftsfelds Deutschland, die Forcierung der im vergangenen Jahr eingeleiteten Ertragsinitiativen sowie die strukturelle Optimierung unserer Kostenbasis mit dem Programm PRO, das wir unabhängig von dem geplanten Zusammenschluss mit UniCredit realisieren werden. Im Geschäftsjahr 2005 wollen wir eine Eigenkapitalrentabilität nach Steuern von 8 bis 9% erreichen. Auch streben wir an, die Kernkapitalquote durch Verminderung der Risikoaktiva im Bereich der Immobilienfinanzierung, den Abbau des Real Estate Restructuring Portfolios, Verbriefungsmaßnahmen und insbesondere durch Gewinnthesaurierung in Richtung 7% zu verbessern. Mit der finanziellen Entwicklung im ersten Halbjahr liegen wir auf Zielkurs.

Trotz des schwierigen Umfelds an den Kapitalmärkten im zweiten Quartal 2005 konnten wir unsere gute Ergebnisentwicklung zur Jahresmitte 2005 fortsetzen.

Das Betriebsergebnis stieg im Vergleich mit dem ersten Halbjahr des Vorjahres um 44,1% und das Ergebnis vor Steuern erhöhte sich kräftig um rund 60%; der Gewinn nach Steuern (nach Fremdanteilen) verdoppelte sich gegenüber dem Vorjahr auf 566 Mio €.

Im Ausblick des Financial Review (Geschäftsbericht 2004, Seite 81) hatten wir die für 2005 angestrebte Eigenkapitalrentabilität nach Steuern mit einem Wert zwischen 8 und 9% angegeben. Diesen Wert konnten wir mit einer Quote von 9,7% auch nach den ersten sechs Monaten dieses Jahres übertreffen.

Zu den Erfolgsquellen im Einzelnen:

Operative Erträge

Die gesamten operativen Erträge erhöhten sich im Vergleich zum Vorjahr um 3,4%. Gegenüber dem ersten Quartal konnten wir mit Ausnahme des Handelsergebnisses bei allen Erfolgsquellen der operativen Erträge weitere Ergebnissteigerungen erzielen.

Der Zinsüberschuss erhöhte sich im Vergleich zum Vorjahr um 5,7% und gegenüber dem ersten Quartal 2005 um 6,3%. Dabei haben Einmaleffekte und saisonale Effekte gegenüber dem ersten Quartal 2005 begünstigend gewirkt. Bei steigendem Volumen erhöhte sich die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva mit 2,67% sowohl gegenüber dem Wert zur Jahresmitte 2004 (2,53%) als auch im Vergleich zum 31. März 2005 (2,62%). Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 1521 Mio € um 9,2% über dem Vorjahreswert. Dabei stiegen die Erfolgsbeiträge aus dem Wertpapier- und Depotgeschäft insbesondere auch durch den Absatz innovativer Finanzprodukte wie unsere Zinsjoker-Anleihe und der Zins-Collect-Anleihe um 12%. Daneben hat sich auch der Provisionsüberschuss aus dem Außenhandelsgeschäft und Zahlungsverkehr sowie aus dem Kreditgeschäft erhöht. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen erreichte 31,5% (30. Juni 2004: 29,8%).

Das Handelsergebnis konnte mit 423 Mio € den hohen Vorjahreswert nicht erreichen (– 5,8%). Nach dem sehr guten Ergebnis im ersten Quartal 2005 war dafür insbesondere das auf Grund der Ereignisse am US-Automobilmarkt hervorgerufene unsichere Kapitalmarktumfeld in den Monaten April und Mai verantwortlich. Im Juni konnten wir bereits wieder an unsere erfreulichen Ergebnisse des ersten Quartals 2005 anknüpfen.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen der HVB Group erhöhten sich um 3,5% gegenüber dem Vorjahr. Mit 3223 Mio € liegen wir leicht unter dem anteiligen Planwert. Die Cost-Income-Ratio (Quotient des Verwaltungsaufwands und der gesamten operativen Erträge) beläuft sich auf 66,7% und ist gegenüber dem Vorjahreswert fast unverändert geblieben (30. Juni 2004: 66,6%).

Kreditrisikovorsorge

Bei der Kreditrisikovorsorge erwarten wir für das Gesamtjahr 2005 weiterhin ein gegenüber den Vorjahren deutlich niedrigeres Niveau in Höhe von ca. 1,3 Mrd €, das sind anteilig für die ersten sechs Monate 649 Mio €. Damit liegen wir um 246 Mio € bzw. 27,5% unter dem Wert, den wir für das erste Halbjahr des Vorjahres ausgewiesen haben.

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis steigerten wir gegenüber den ersten sechs Monaten des Vorjahres um 294 Mio € bzw. 44,1%. Das überdurchschnittliche Ergebnis des ersten Quartals konnten wir wegen des schwächeren Handelsergebnisses im zweiten Quartal nicht erreichen. Dennoch liegen wir mit dem Betriebsergebnis des zweiten Quartals in Höhe von 412 Mio € um 16% über dem Quartalsdurchschnitt des Vorjahres. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2004 auch zur Jahresmitte 2005 fort.

Beim Finanzanlageergebnis erzielten wir nach den ersten sechs Monaten dieses Jahres einen Wert in Höhe von 84 Mio €. Darin sind im Wesentlichen der im ersten Quartal 2005 vereinnahmte Gewinn aus dem Verkauf unserer Anteile an der Premiere AG (34 Mio €) und der Gewinn aus der im zweiten Quartal erfolgten Veräußerung unserer Anteilsbesitzes an Rhön-Klinikum (36 Mio €) enthalten. Der Rückgang gegenüber dem Vorjahresergebnis ist auf die in 2004 erzielten Verkaufsgewinne unserer Anteile an Brau und Brunnen und E.ON zurückzuführen.

Geschäfts- oder Firmenwerte werden gemäß IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Die Gewinn- und Verlustrechnung des Vorjahres war noch mit 77 Mio € planmäßigen Goodwillabschreibungen belastet. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren im ersten Halbjahr 2005 nicht vorzunehmen.

In den übrigen Erträgen und Aufwendungen sind im ersten Quartal 2005 im Wesentlichen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring zugeordnet sind, ausgewiesen. Im Vorjahr war zusätzlich noch der Aufwand aus der Risikoabschirmung für die Hypo Real Estate Group in Höhe von 65 Mio € belastend enthalten.

Mit dem Ergebnis vor Steuern in Höhe von 971 Mio € konnten wir den Vorjahreswert um rund 60% übertreffen, obwohl das erste Halbjahr des Vorjahres durch hohe Einmalerträge begünstigt war.

Gewinn

Nach Abzug der Fremdanteile am Ergebnis in Höhe von 138 Mio € (Vorjahr: 129 Mio €) erwirtschafteten wir einen Gewinn in Höhe von 566 Mio €, der mehr als doppelt so hoch ist als im ersten Halbjahr 2004.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Betriebsergebnis in Höhe von 960 Mio € haben die Geschäftsfelder

Deutschland	359 Mio €
Österreich und CEE	467 Mio €
Corporates & Markets	361 Mio €
Real Estate Restructuring	19 Mio €

beigetragen.

Auf Grund der im Zwischenbericht zum 31. März 2005 ausführlich beschriebenen aufbauorganisatorischen Veränderungen (vgl. Zwischenbericht zum 31. März 2005, S. 4) innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Halbjahr 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland erzielte mit einem Betriebsergebnis in Höhe von 359 Mio € einen signifikanten Beitrag zum gesamten Betriebsergebnis der HVB Group. Im gesamten Vorjahr betrug das im Geschäftsbericht 2004 ausgewiesene Betriebsergebnis des Geschäftsfelds Deutschland – vor aufbauorganisatorischen Änderungen (inkl. RER) – lediglich 18 Mio €.

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäftes sind wegen ihrer Zuordnung zum Segment RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisikovorsorge. Durch diese Überführung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäftes in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung.

Mit Übertragung in das Segment RER hatte das Geschäftsfeld Deutschland zu diesem Zeitpunkt keine Immobiliensanierungsfälle im Bestand. In jedem Kreditportfolio finden aber im Zeitablauf Bonitätsveränderungen statt und es entsteht damit auf Grund des mit dem Kreditgeschäft unabdingbar verbundenen Risikos neuer Risikovorsorgebedarf.

Die Eliminierung des Risikovorsorgebedarfs der in das Segment RER überführten Sanierungsbestände aus der Kreditrisikovorsorge des Jahres 2004 führt bei statischer Betrachtung zu einer verzerrenden Darstellung der angepassten Risikovorsorge im Geschäftsfeld Deutschland im Vergleich zum laufenden Geschäftsjahr, da das Portfolio des Geschäftsjahres 2005 auf Grund der beschriebenen Maßnahme betriebswirtschaftlich nicht mehr mit dem des Vorjahres vergleichbar ist. Gemäß IAS 14.76 sind jedoch grundsätzlich Vorjahresvergleichszahlen auf Basis der aktuellen Bestimmung der Segmente anzugeben.

Zur besseren Vergleichbarkeit der wirtschaftlichen Entwicklung haben wir neben den angepassten Vorjahreszahlen des Geschäftsfelds Deutschland im Segmentbericht auch die Zahlen, wie wir sie im Konzernabschluss 2004 (vgl. Geschäftsbericht 2004, S. 128) dargestellt hatten, angegeben.

In der nachfolgenden Darstellung der Ergebnisentwicklung der einzelnen Ressorts im Geschäftsfeld Deutschland gehen wir deshalb auf die Entwicklung des Betriebsergebnisses vor Risikovorsorge ein, die die Entwicklung des Geschäftsfelds Deutschland transparent macht. Ein Vergleich mit den betriebswirtschaftlich nur bedingt aussagekräftigen Kreditrisikovorsorgezahlen des Vorjahres würde die tatsächliche wirtschaftliche Entwicklung des Geschäftsfelds nicht korrekt wiedergeben.

Im ersten Halbjahr 2005 erwirtschaftete das Geschäftsfeld Deutschland ein Betriebsergebnis vor Risikovorsorge in Höhe von 750 Mio €. Dies bedeutet eine Steigerung gegenüber dem Vorjahr in Höhe von 15,7%, obwohl das erste Halbjahr 2004 durch den Veräußerungsgewinn BethmannMaffei in Höhe von rund 53 Mio € begünstigt war. Die Cost-Income-Ratio verbesserte sich um 3,8%-Punkte auf 63,5%. Im Geschäftsfeld Deutschland weisen wir für das erste Halbjahr 2005 eine Kreditrisikovorsorge in Höhe von 391 Mio € aus. Darin spiegelt sich auch die im Verhältnis zum Vorquartal um 19% erhöhte Kreditrisikovorsorge für das Gesamtjahr 2005 (782 Mio €) wider.

Im Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) konnte das Betriebsergebnis vor Risikovorsorge gegenüber Vorjahr um mehr als zwei Drittel gesteigert werden, obwohl das Vorjahr durch den Verkaufsgewinn BethmannMaffei profitierte. Dabei haben sich die operativen Erträge leicht erhöht. Bereinigt um den im Vorjahr vereinnahmten Verkaufsgewinn BethmannMaffei liegt der Anstieg der operativen Erträge bei 6,4%. Dabei erhöhte sich der Zinsüberschuss um 4,4%, unter anderem durch die erfolgreiche Volumensentwicklung des HVB-Sofortkredits (+ 275 Mio €) sowie der Spareinlagen, vorwiegend aus dem Produkt PLUS-Sparen variabel. Der Provisionsüberschuss stieg um 8,6% auch aus dem weiter erfolgreichen Absatz innovativer Anlageprodukte, wie zum Beispiel der Zinsjoker-Anleihe (460 Mio €) und der Zins-Collect-Anleihe (230 Mio €). Das eingeleitete, umfassende Maßnahmenprogramm zur Prozessoptimierung beginnt sich positiv auf die Kostenstruktur auszuwirken: So konnten die Verwaltungsaufwendungen um 7,3% gesenkt werden und die Cost-Income-Ratio verbesserte sich deutlich auf 82,8% (Vorjahr: 89,8%, bereinigt 95,0%).

Im Ressort Firmenkunden und freie Berufe steigerten wir insbesondere durch die erfreuliche Entwicklung im Provisionsüberschuss infolge des gestiegenen Absatzes im Derivategeschäft mit Kunden und höheren Erträgen im Wertpapier- und Depotgeschäft die operativen Erträge um 7,8%. Trotz höherer Verwaltungsaufwendungen und einer dadurch leicht angestiegenen Cost-Income-Ratio von 47,6% (Vorjahr: 46,2%) verbesserte sich das Betriebsergebnis vor Risikovorsorge um 5,0% auf 458 Mio €.

Im Ressort Immobilien ergab sich durch die gestiegenen operativen Erträge bei reduzierten Verwaltungsaufwendungen eine auf 42,3% verbesserte Cost-Income-Ratio (Vorjahr: 46,0%) und ein um 13 Mio € auf 127 Mio € erhöhtes Betriebsergebnis vor Risikovorsorge.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE erzielte im ersten Halbjahr 2005 ein Betriebsergebnis von 467 Mio € und liegt damit um 103 Mio € bzw. gut ein Viertel über dem Vergleichszeitraum des Vorjahres.

Durch die um 9,3% höheren operativen Erträge verbesserte sich die Cost-Income-Ratio bei leicht steigenden Verwaltungsaufwendungen auf 62,8%. Trotz der volumenbedingt um 6,4% gestiegenen Kreditrisikovorsorge entwickelte sich das Betriebsergebnis erfreulich mit einer Zunahme von 28,3%.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE stiegen die operativen Erträge auf Grund einer positiven Entwicklung im Provisionsüberschuss insbesondere aus dem Wertpapier- und Depotgeschäft um insgesamt 2,7%. Bei unveränderten Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio auf 79,6%. Dadurch erzielte das Ressort trotz einer leicht gestiegenen Kreditrisikovorsorge ein um 11,3% verbessertes Betriebsergebnis.

Im Ressort Firmenkunden Österreich blieben die operativen Erträge unverändert auf dem Niveau des Vorjahres. Dabei konnte der leicht rückläufige Zinsüberschuss durch den gestiegenen Provisionsüberschuss kompensiert werden. Bei nahezu unveränderten Verwaltungsaufwendungen blieb auch die Cost-Income-Ratio stabil. Durch die deutlich rückläufige Kreditrisikovorsorge konnte das Betriebsergebnis mit 22 Mio € mehr als verdoppelt werden.

Das Ressort Großkunden und Immobilien erzielte mit 131 Mio € ein um 21,3% verbessertes Betriebsergebnis. Dieser Ergebnisanstieg resultiert sowohl aus der Reduzierung der Verwaltungsaufwendungen um 7,0% als auch aus den um 5,3% gestiegenen operativen Erträgen. Dabei erhöhte sich insbesondere der Saldo sonstige betriebliche Erträge/Aufwendungen infolge von Entkonsolidierungsgewinnen durch die Veräußerung von Tochtergesellschaften der Bank Austria Creditanstalt Leasing GmbH und konnte den rückläufigen Zinsüberschuss mehr als ausgleichen. Die Cost-Income-Ratio verbesserte sich auf 47,5%.

Im Ressort Zentral- und Osteuropa (CEE) führte insbesondere die erfreuliche Entwicklung beim Zins- und Provisionsüberschuss zu einem Anstieg der operativen Erträge um fast ein Viertel (693 Mio € gegenüber 565 Mio € im Vorjahr). Besonders erfreulich war dabei die Entwicklung bei unserer polnischen Tochtergesellschaft Bank BPH Spólka Akcyjna, Krakau.

Die Cost-Income-Ratio verbesserte sich dadurch trotz der um 14,3% gestiegenen Verwaltungsaufwendungen um rund 4%-Punkte auf 55,4%. Insgesamt ist das Betriebsergebnis bei einer um 20 Mio € gestiegenen Kreditrisikovorsorge um rund ein Drittel angewachsen.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie dem Refinanzierungsaufwand des Goodwills, 531 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 611 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets

Im Geschäftsfeld Corporates & Markets erreichten wir das Betriebsergebnis des Vorjahres. Durch die im Finanzanlageergebnis (79 Mio € nach –7 Mio € im Vorjahr) vereinnahmten Veräußerungsgewinne, im Wesentlichen aus dem Verkauf eines Teils unserer Anteile an der Premiere AG und der Anteile an Rhön-Klinikum, konnte das Ergebnis vor Steuern um ein Drittel gesteigert werden.

Der Rückgang des Betriebsergebnisses im Ressort Markets um 29,0% auf 196 Mio € resultierte überwiegend aus den um 11,7% niedrigeren operativen Erträgen. Dabei waren neben dem infolge der in den Monaten April und Mai 2005 schwierigen Kapitalmarktverhältnisse gesunkenen Handelsergebnis auch die übrigen Ergebnisbeiträge der operativen Erträge gegenüber dem Vorjahr rückläufig. Zusammen mit der Erhöhung des Verwaltungsaufwands führte dies zu einer um 9,1%-Punkte höheren Cost-Income-Ratio in Höhe von 67,2%.

Im Ressort Corporates entwickelte sich dagegen das Betriebsergebnis mit 165 Mio € gegenüber 87 Mio € im Vorjahr sehr erfreulich. Die Zunahme der operativen Erträge um 5,8% auf 423 Mio € resultierte insbesondere aus dem gestiegenen Zins- und Provisionsüberschuss. Diese Ertragsentwicklung führte bei annähernd konstanten Verwaltungsaufwendungen zu einer um 3,3%-Punkte auf 52,5% verbesserten Cost-Income-Ratio. Durch den kräftigen Rückgang der Kreditrisikovorsorge um 60,0% auf 36 Mio € erreichte das Ressort eine Betriebsergebnissteigerung in Höhe von rund 90%.

Geschäftsfeld Real Estate Restructuring

Beim Geschäftsfeld Real Estate Restructuring (RER) verzeichneten wir im Vergleich zu den angepassten Vorjahreszahlen sowohl bei den operativen Erträgen als auch bei den Verwaltungsaufwendungen einen Anstieg. Da in 2005 keine weitere Risikovorsorge auf die diesem Segment zugeordneten Kreditportfolios vorzunehmen war, erreichte das Segment mit 19 Mio € (Vorjahr: –418 Mio €) ein positives Betriebsergebnis.

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 30. Juni 2005 auf 492,7 Mrd €, das sind 25,4 Mrd € bzw. 5,4% mehr als zum Vorjahresende. Von diesem Wachstum entfallen rund 3,8 Mrd € auf die erstmals im zweiten Quartal 2005 vollkonsolidierte International Moscow Bank. Der Anstieg der Bilanzsumme in der HVB Group resultiert darüber hinaus im Wesentlichen aus der Zunahme der Handelsaktiva (+ 11,6 Mrd €), der Forderungen an Kunden (+ 6,6 Mrd €), der Forderungen an Kreditinstitute (+ 4,4 Mrd €), der Finanzanlagen (+ 2,3 Mrd €) und der Sonstigen Aktiva (+ 2,0 Mrd €). Dagegen reduzierte sich insbesondere die Barreserve um 1,0 Mrd €.

Das Kreditvolumen stieg um 8,7 Mrd € auf 333,3 Mrd €, nachdem wir in 2004 noch einen Rückgang in Höhe von 13,8 Mrd € verzeichneten. Die Zunahme ist auf gestiegene Kredite und Darlehen an Kunden und höhere Eventualverbindlichkeiten zurückzuführen, während sich die Kredite und Darlehen an Kreditinstitute reduzierten.

Auf der Passivseite erhöhten sich die Handelspassiva und Verbindlichkeiten gegenüber Kunden um jeweils 8,3 Mrd €, Verbindlichkeiten gegenüber Kreditinstituten um 5,8 Mrd € und die Verbrieften Verbindlichkeiten um 1,5 Mrd €. Das bilanzielle Eigenkapital stieg um rund 9,9% auf 15,4 Mrd € im Wesentlichen durch den im ersten Halbjahr 2005 erzielten Gewinn und die unter anderem im Rahmen der erstmals vollkonsolidierten International Moscow Bank höheren Anteile im Fremdbesitz.

Risikoaktiva, Kapitalquoten und Liquidität

Nach den ersten sechs Monaten 2005 erhöhten sich die Risikoaktiva gemäß BIZ gegenüber dem Stand zum Jahresende 2004 um 7,9 Mrd € auf 246,5 Mrd € vor allem durch die Ausweitung unserer Geschäftsaktivitäten und die Erstkonsolidierung der International Moscow Bank. Mit einem Kreditvolumen von 3 Mrd € und einer Risikoaktiva-Entlastung von 2,3 Mrd € ist zudem die synthetische Transaktion Geldilux 2002-1 ausgelaufen.

Kompensierend hierzu wurde im zweiten Quartal die True Sale-Transaktion Geldilux-TS-2005 abgeschlossen. Das hierdurch ausplatzierte Kreditvolumen beläuft sich auf 5,5 Mrd € und führt zu einer Risikoaktiva-Entlastung nach BIZ in Höhe von 5,2 Mrd €.

Das Kernkapital der HVB Group belief sich zum 30. Juni 2005 auf 15,7 Mrd €. Damit ergibt sich eine Kernkapitalquote in Höhe von 6,4% und eine Eigenmittelquote in Höhe von 10,0%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert im ersten Halbjahr 2005 durchschnittlich auf 1,2 (zum Jahresende 2004 auf 1,2).

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben mit Ausnahme der Anwendung geänderter und neuer IFRS dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2004 angewandt. Auf Grund der grundsätzlich rückwirkend vorzunehmenden Anwendung der neuen und geänderten IFRS haben wir die Vorjahreszahlen angepasst. Diese Auswirkungen sowie die Anpassungen in der Bilanz zum 31. Dezember 2004 und in der Gewinn- und Verlustrechnung des Gesamtjahres 2004 haben wir ausführlich im Kapitel »Auswirkungen der Anwendung geänderter und neuer IFRS« im Zwischenbericht zum 31. März 2005 beschrieben.

Die Gewinn- und Verlustrechnung zum 30. Juni 2004 sowie das zweite Quartal 2004 haben wir wie folgt angepasst:

	1.1.–30.6.2004 nach Anpassung in Mio €	1.1.–30.6.2004 vor Anpassung in Mio €	1.4.–30.6.2004 nach Anpassung in Mio €	1.4.–30.6.2004 vor Anpassung in Mio €
Zinsüberschuss	2 741	2 738	1 455	1 453
Kreditrisikovorsorge	895	904	415	419
Zinsüberschuss nach Kreditrisikovorsorge	1 846	1 834	1 040	1 034
Provisionsüberschuss	1 393	1 393	692	692
Handelsergebnis	449	444	184	182
Verwaltungsaufwand	3 113	3 113	1 571	1 571
Saldo sonstige betriebliche Erträge/Aufwendungen	91	91	22	22
Betriebsergebnis	**666**	**649**	**367**	**359**
Finanzanlageergebnis	195	139	178	120
Abschreibungen auf Geschäfts- oder Firmenwerte	77	77	39	39
Saldo übrige Erträge/Aufwendungen	– 176	– 176	– 104	– 104
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**608**	**535**	**402**	**336**
Ertragsteuern	212	199	122	111
Jahresüberschuss/-fehlbetrag	**396**	**336**	**280**	**225**
Fremdanteile am Jahresüberschuss/-fehlbetrag	– 129	– 128	– 69	– 70
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**267**	**208**	**211**	**155**

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2004 der HVB Group, Seiten 117 ff.

Bei der Segmentberichterstattung wurden gemäß IAS 14.76 die Vorjahresvergleichszahlen angepasst. Die Gründe für die Anpassung haben wir unter »Entwicklung in den einzelnen Geschäftsfeldern« ausführlich beschrieben.

Per 30. Juni 2005 fielen die at-Equity bewerteten Anteile an der Investkredit Bank AG, Wien, unter die Kategorie »zur Veräußerung gehaltene langfristige Vermögenswerte« nach IFRS 5. Aus Wesentlichkeitsgründen weisen wir die Anteile nicht als separate Zeile in der Bilanz, sondern weiterhin unter den Finanzanlagen aus.

Änderungen des Konsolidierungskreises

Durch die am 21. April 2005 durchgeführte Kapitalerhöhung bei der International Moscow Bank (IMB), Moskau hat sich unser Stimmrechtsanteil von 46% auf 53% erhöht. Deshalb wurde die IMB mit Wirkung zum 1. Mai 2005 vollkonsolidiert. Bis zu diesem Zeitpunkt war die IMB ein at-Equity bewertetes Unternehmen

Am 1. Januar 2005 wurde die BPH Leasing S.A., Warschau, im Hinblick auf die dynamische Entwicklung des Leasinggeschäfts in Polen und der zunehmenden Bedeutung für das Leasingergebnis der Bank BPH S.A. in den Konsolidierungskreis aufgenommen.

Ende Februar erfolgte die Entkonsolidierung der Austria Finanza S.P.A., Treviso, und der Austrolease S.P.A., Bozen. Diese beiden Unternehmen wurden von der Bank Austria Creditanstalt Leasing GmbH gegen eine Barzahlung in Höhe von 32 Mio € an die Fortis Lease Group S.A. verkauft. Dabei entstand ein einmaliger Gewinn in der Höhe von 17 Mio €.

Die Bank Austria Creditanstalt-Gruppe erwarb 99,91% der Hebros Bank Plovdiv. Von diesem Anteil entfallen 89,92% auf die Bank Austria Creditanstalt und 9,99% auf die Biochim Bank, Sofia (eine 99,7%ige Tochter der Bank Austria Creditanstalt AG). Der Kaufpreis von 124 Mio € wurde bar bezahlt. Nach dem erfolgten Closing haben wir die Gesellschaft erstkonsolidiert.

Durch den Kauf der Hebros Bank entsteht in der Bank Austria Creditanstalt-Gruppe ein Firmenwert in Höhe von 80 Mio €.

Ereignisse nach dem 30. Juni 2005

Am 13. Juli 2005 hat die Bank Austria Creditanstalt-Gruppe einen Vertrag zum Verkauf ihres 28,2%igen Anteils an der Investkredit Bank AG, Wien, unterzeichnet. Der Wert dieser Transaktion beträgt rund 250 Mio €. Die Bewilligung der Finanzmarktaufsicht ist bereits erfolgt.

Gesamtwirtschaftliche Entwicklung

Im Gesamtjahr wird die Weltwirtschaft voraussichtlich um 3% wachsen, nach 4% im letzten Jahr. China und die asiatischen Schwellenländer bleiben Wachstumszentren. In den USA dürfte sich die Rücknahme der expansiven fiskal- und geldpolitischer Stimuli im zweiten Halbjahr bemerkbar machen und das BIP-Wachstum gegen Ende des Jahres leicht unter den langfristigen Durchschnitt (3,25%) fallen lassen. Im Jahresdurchschnitt wird die US-Wirtschaft angesichts des starken ersten Halbjahres aber voraussichtlich immer noch mit rund 3,5% expandieren. In Japan mehren sich nach Jahren der Stagnation die Anzeichen, dass sich die Wachstumsperspektiven nachhaltig verbessern. Die Länder Zentral- und Osteuropas dürften im Gesamtjahr 2005 mit etwa 4% wachsen.

Die etwas langsamere Gangart der Weltwirtschaft und damit eine geringere Exportnachfrage stellt für sich genommen eine Belastung für die europäische Wirtschaft dar. Allerdings verlagern sich die Wachstumskräfte zunehmend vom Export hin zur Binnennachfrage. Das gilt vor allem für Deutschland. Nach Jahren der Investitionszurückhaltung nehmen die Unternehmen zumindest Ersatzinvestitionen vor. Auch der private Verbrauch dürfte sich in der zweiten Jahreshälfte beleben. Die Inlandsaufträge für Konsumgüter haben sich in den vergangenen Monaten stetig verbessert. Hinzu kommt, dass sich der Abbau der Beschäftigung zunehmend abschwächen wird. Damit verliert ein wichtiger Belastungsfaktor für die Verbraucherstimmung an Bedeutung. Der BIP-Anstieg dürfte im Jahresdurchschnitt im Euroraum bei gut 1,25% liegen, in Deutschland bei gut 1%. Die österreichische Wirtschaft wird sich im zweiten Halbjahr voraussichtlich ebenfalls beleben. Ursächlich dafür ist zum einen eine kräftigere Inlandsnachfrage, zum anderen die beginnende Erholung der europäischen Wirtschaft, vor allem Deutschlands.

Der hohe Ölpreis stellt grundsätzlich ein Risiko für die weltweite Konjunkturerholung dar. Allerdings dürfte die Wirtschaft gegenüber einem Ölpreisanstieg deutlich robuster sein als in der Vergangenheit: Zum einen hat sich die Energieeffizienz seit dem letzten Ölpreisschock verdoppelt, zum anderen fällt der Ölpreisanstieg – anders als in der Vergangenheit – in eine Aufschwungphase.

Die amerikanische Notenbank dürfte den Leitzins in den kommenden Sitzungen anheben und dann eine Pause einlegen. Die EZB hat die Zinssenkungsphantasien wegen der zuletzt verbesserten Frühindikatoren aus dem Markt genommen. Sie wird die Zinsen voraussichtlich bis weit in das Jahr 2006 hinein unverändert lassen. Die Renditen 10-jähriger US-Staatsanleihen bleiben historisch niedrig, könnten aber gegen Jahresende temporär Richtung 4,5% ansteigen. Bundesanleihen dürften den Vorgaben aus den USA – auf niedrigerem Niveau – folgen.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2004, Seiten 82–105) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2004 (Geschäftsbericht 2004, Seite 81) erwähnt, planen wir für das Jahr 2005 zu einem im Verhältnis zu den Vorjahren deutlich reduzierten Niveau bei der Kreditrisikovorsorge zurückzukehren und gehen für das Gesamtjahr weiterhin von einer Eigenkapitalrentabilität nach Steuern zwischen 8 und 9% aus.

Mit den Ergebnissen des ersten Halbjahres befinden wir uns auf einem guten Weg, diese Ziele zu erreichen. Die Kernkapitalquote wollen wir möglichst schnell durch Thesaurierung und die Freisetzung von Eigenkapital – unter anderem auch durch einen zügigen Abbau von Beständen aus dem Segment Real Estate Restructuring – wieder spürbar erhöhen.

Im zweiten Quartal diesen Jahres hat sich unsere Aktie wesentlich besser als der Gesamtmarkt entwickelt. Die HVB-Aktie konnte gegenüber dem Deutschen Aktienindex DAX 8,5% und gegenüber dem Prime Banks-Index 9,4% hinzugewinnen.

Am 30. Mai 2005 haben HVB Group und UniCredit bestätigt, dass sie sich in Gesprächen über die Zusammenführung ihrer Unternehmen befinden. Die gute Geschäftsentwicklung im ersten Quartal sowie die Gerüchte im Vorfeld der Bestätigung haben dazu geführt, dass unsere Aktie bis zu diesem Zeitpunkt 8,4% an Wert gewann, während der DAX im Vergleichszeitraum um 3,0% zulegte.

Nach Bekanntgabe des beabsichtigten Zusammenschlusses von HVB Group und UniCredit am 12. Juni 2005 konnte die HVB-Aktie den positiven Trend weiter fortsetzen. Bis Ende des Quartals entwickelte sich unsere Aktie mit 7,4% dann wiederum besser als die beiden Benchmarkindices DAX (unverändert) und Prime Banks-Index (+ 0,6%). Auch gegenüber anderen Finanzwerten schnitt die HVB-Aktie besser ab.

Auf der anschließenden Roadshow durch Europa und USA haben das Management von HVB Group und UniCredit rund 270 institutionelle Investoren besucht und ihnen Struktur, Geschäftsmodell und Ziele der neuen Bankengruppe vorgestellt. Die Reaktion der Investoren fiel überwiegend positiv aus.

Per Ende Juni war die HVB-Aktie mit 2,65% im DAX und mit 19,05% im Prime Banks-Index gewichtet. Analysten von 26 Banken- und Wertpapierhäusern bewerten unsere Aktie per Anfang Juli 2005 wie folgt: Über die Hälfte (54%) der Analysten empfiehlt die Aktie zum »Halten« und jeweils 23% zum »Untergewichten« bzw. »Übergewichten«.

HVB-Aktie im Vergleich zu DAX und Prime Banks


HVB-Aktie in € vom 31. 3. bis 30. 6. 2005
23,0
21,5
20,0
18,5
Prime Banks indexiert auf HVB
DAX indexiert auf HVB
HVB-Aktie
31.3.
7.4.
14.4.
21.4.
28.4.
5.5.
12.5.
19.5.
26.5.
2.6.
9.6.
16.6.
23.6.
30.6.

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. JUNI 2005

Die nachfolgend dargestellten Vorjahreszahlen berücksichtigen die Auswirkungen aus der Anwendung geänderter und neuer IFRS-Vorschriften.

Erträge/Aufwendungen	Notes	1.1.–30.6.2005	1.1.–30.6.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		8 543	8 631	– 88	– 1,0
Zinsaufwendungen		5 646	5 890	– 244	– 4,1
Zinsüberschuss	(2)	2 897	2 741	+ 156	+ 5,7
Kreditrisikovorsorge	(3)	649	895	– 246	– 27,5
Zinsüberschuss nach Kreditrisikovorsorge		2 248	1 846	+ 402	+ 21,8
Provisionserträge		1 823	1 713	+ 110	+ 6,4
Provisionsaufwendungen		302	320	– 18	– 5,6
Provisionsüberschuss	(4)	1 521	1 393	+ 128	+ 9,2
Handelsergebnis	(5)	423	449	– 26	– 5,8
Verwaltungsaufwand	(6)	3 223	3 113	+ 110	+ 3,5
Saldo sonstige betriebliche Erträge/Aufwendungen	(7)	– 9	91	– 100	
Betriebsergebnis		**960**	**666**	**+ 294**	**+ 44,1**
Finanzanlageergebnis		84	195	– 111	– 56,9
Abschreibungen auf Geschäfts- oder Firmenwerte		0	77	– 77	– 100,0
Saldo übrige Erträge/Aufwendungen	(8)	– 73	– 176	+ 103	+ 58,5
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**971**	**608**	**+ 363**	**+ 59,7**
Ertragsteuern		267	212	+ 55	+ 25,9
Ergebnis nach Steuern		**704**	**396**	**+ 308**	**+ 77,8**
Fremdanteile am Ergebnis		– 138	– 129	– 9	– 7,0
Gewinn/Verlust		**566**	**267**	**+ 299**	**>+ 100,0**

	Notes	1.1.–30.6.2005	1.1.–30.6.2004
		in €	in €
Ergebnis je Aktie[1]	(9)	0,75	0,41

[1] 2004 bereinigt um Goodwillabschreibungen: 0,53 €.

Da zum 30. Juni 2005 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG VOM 1. APRIL BIS 30. JUNI 2005

Erträge/Aufwendungen	1.4.–30.6.2005	1.4.–30.6.2004	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinserträge	4 334	4 321	+ 13	+ 0,3
Zinsaufwendungen	2 841	2 866	– 25	– 0,9
Zinsüberschuss	1 493	1 455	+ 38	+ 2,6
Kreditrisikovorsorge	326	415	– 89	– 21,4
Zinsüberschuss nach Kreditrisikovorsorge	1 167	1 040	+127	+ 12,2
Provisionserträge	920	859	+ 61	+ 7,1
Provisionsaufwendungen	156	167	– 11	– 6,6
Provisionsüberschuss	764	692	+ 72	+ 10,4
Handelsergebnis	101	184	– 83	– 45,1
Verwaltungsaufwand	1 623	1 571	+ 52	+ 3,3
Saldo sonstige betriebliche Erträge/Aufwendungen	3	22	– 19	– 86,4
Betriebsergebnis	**412**	**367**	**+ 45**	**+ 12,3**
Finanzanlageergebnis	30	178	–148	– 83,1
Abschreibungen auf Geschäfts- oder Firmenwerte	0	39	– 39	–100,0
Saldo übrige Erträge/Aufwendungen	– 36	–104	+ 68	+ 65,4
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**406**	**402**	**+ 4**	**+ 1,0**
Ertragsteuern	107	122	– 15	– 12,3
Ergebnis nach Steuern	**299**	**280**	**+ 19**	**+ 6,8**
Fremdanteile am Ergebnis	– 69	– 69	0	0,0
Gewinn/Verlust	**230**	**211**	**+ 19**	**+ 9,0**

	1.4.–30.6.2005	1.4.–30.6.2004
	in €	in €
Ergebnis je Aktie[1]	0,30	0,31

[1] 2004 bereinigt um Goodwillabschreibungen 0,35 €.

BILANZ ZUM 30. JUNI 2005

Aktiva	Notes	30.6.2005	31.12.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		5 872	6 903	– 1 031	– 14,9
Handelsaktiva	(10)	103 334	91 711	+ 11 623	+ 12,7
Forderungen an Kreditinstitute	(11)	51 862	47 479	+ 4 383	+ 9,2
Forderungen an Kunden	(12)	281 765	275 119	+ 6 646	+ 2,4
Wertberichtigungen auf Forderungen	(14)	– 13 858	– 13 404	– 454	– 3,4
Finanzanlagen	(15)	46 801	44 483	+ 2 318	+ 5,2
Sachanlagen		2 809	2 855	– 46	– 1,6
Immaterielle Vermögenswerte		2 671	2 627	+ 44	+ 1,7
Ertragsteueransprüche		4 047	4 157	– 110	– 2,6
Sonstige Aktiva		7 442	5 455	+ 1 987	+ 36,4
Summe der Aktiva		**492 745**	**467 385**	**+ 25 360**	**+ 5,4**

Passiva	Notes	30.6.2005	31.12.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(16)	109 428	103 606	+ 5 822	+ 5,6
Verbindlichkeiten gegenüber Kunden	(17)	152 747	144 451	+ 8 296	+ 5,7
Verbriefte Verbindlichkeiten	(18)	111 092	109 562	+ 1 530	+ 1,4
Handelspassiva		68 144	59 831	+ 8 313	+ 13,9
Rückstellungen	(19)	4 514	4 460	+ 54	+ 1,2
Ertragsteuerverpflichtungen		3 069	3 030	+ 39	+ 1,3
Sonstige Passiva		10 091	10 015	+ 76	+ 0,8
Nachrangkapital	(20)	18 299	18 454	– 155	– 0,8
Eigenkapital		15 361	13 976	+ 1 385	+ 9,9
Auf die Anteilseigner der HVB AG					
entfallendes Eigenkapital		12 357	11 467	+ 890	+ 7,8
Gezeichnetes Kapital		2 251	2 252	– 1	0,0
Kapitalrücklage		9 099	9 103	– 4	0,0
Gewinnrücklagen		—	—	—	—
Rücklagen aus Währungs- und sonstigen					
Veränderungen		281	227	+ 54	+ 23,8
Bewertungsänderungen von Finanzinstrumenten		160	– 115	+ 275	
AfS-Rücklage		409	354	+ 55	+ 15,5
Hedge-Rücklage		– 249	– 469	+ 220	+ 46,9
Konzerngewinn 2004		—	—	—	—
Gewinn/Verlust 1.1.–30.6.		566	0	+ 566	+ 100,0
Anteile in Fremdbesitz		3 004	2 509	+ 495	+ 19,7
Summe der Passiva		**492 745**	**467 385**	**+ 25 360**	**+ 5,4**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2005	2004
Eigenkapital zum 1. 1.	**13 976**	**10 312**
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1.		
vor Erstanwendung der geänderten und neuen IFRS	—	10 312
Erstanwendungseffekte aus geänderten und neuen IFRS	—	-7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1.		
nach Erstanwendung der geänderten und neuen IFRS	11 467	10 305
Veränderungen 1.1.–30.6.		
Gezeichnetes Kapital		
Zugang aus Kapitalerhöhung gegen Bareinlage	—	643
Bestandsveränderungen und Ergebnis eigener Aktien	- 1	—
Kapitalrücklage		
Zugang aus Kapitalerhöhung gegen Bareinlage	—	2 362
Abzug der Kosten aus der Kapitalerhöhung	—	- 62
Bestandsveränderungen und Ergebnis eigener Aktien	- 4	17
Gewinnrücklagen		
Sonstige Veränderungen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	54	72
Bewertungsänderungen von Finanzinstrumenten	275	- 247
Gewinn/Verlust 1.1.–30.6.	566	267
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 30.6.	12 357	13 357
Anteile in Fremdbesitz zum 1.1. vor Erstanwendung der geänderten und neuen IFRS	2 509	2 476
Erstanwendungseffekte aus geänderten und neuen IFRS	—	- 10
Anteile in Fremdbesitz zum 1.1. nach Erstanwendung der geänderten und neuen IFRS	2 509	2 466
Veränderung der Anteile in Fremdbesitz 1.1.–30.6.	495	- 23
Anteile in Fremdbesitz zum 30.6.	3 004	2 433
Eigenkapital zum 30.6.	**15 361**	**15 800**

KAPITALFLUSSRECHNUNG

in Mio €	2005	2004
Zahlungsmittelbestand zum 1.1.	**6 903**	**5 708**
Cashflow aus operativer Geschäftstätigkeit	511	- 3 666
Cashflow aus Investitionstätigkeit	- 1 397	2 027
Cashflow aus Finanzierungstätigkeit	- 166	2 588
Effekte aus Wechselkursänderungen	21	33
Zahlungsmittelbestand zum 30.6.	**5 872**	**6 690**

1

Segmentberichterstattung
Erfolgsrechnung nach Geschäftsfeldern
vom 1. Januar bis 30. Juni 2005

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–30.6.2005	1345	1138	462	73	–121	2897
1.1.–30.6.2004	1284	1049	462	59	–113	2741
Kreditrisikovorsorge						
1.1.–30.6.2005	391	217	31	—	10	649
1.1.–30.6.2004	165	204	90	437	–1	895
Provisionsüberschuss						
1.1.–30.6.2005	705	649	166	2	–1	1521
1.1.–30.6.2004	616	602	169	5	1	1393
Handelsergebnis						
1.1.–30.6.2005	1	28	395	—	–1	423
1.1.–30.6.2004	—	33	408	—	8	449
Verwaltungsaufwand						
1.1.–30.6.2005	1307	1157	613	54	92	3223
1.1.–30.6.2004	1334	1116	602	43	18	3113
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–30.6.2005	6	26	–18	–2	–21	–9
1.1.–30.6.2004	82	—	16	–2	–5	91
Betriebsergebnis						
1.1.–30.6.2005	359	467	361	19	–246	960
1.1.–30.6.2004	483	364	363	–418	–126	666
Finanzanlageergebnis						
1.1.–30.6.2005	–3	–13	79	—	21	84
1.1.–30.6.2004	–7	–16	–7	—	225	195
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–30.6.2005	—	—	—	—	—	—
1.1.–30.6.2004	10	42	20	—	5	77
Saldo übrige Erträge/Aufwendungen						
1.1.–30.6.2005	–3	–2	—	–67	–1	–73
1.1.–30.6.2004	–4	–1	–1	–104	–66	–176
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.–30.6.2005	353	452	440	–48	–226	971
1.1.–30.6.2004	462	305	335	–522	28	608
darunter:						
Bank Austria Creditanstalt-Gruppe						
1.1.–30.6.2005	—	452	76	—	3	531
1.1.–30.6.2004	—	305	41	—	–6	340

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern[2]						
1.1.–30.6.2005	12,2	21,0	25,9	—	—	13,5
1.1.–30.6.2004[3]	15,8	16,7	19,5	—	—	9,0

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig.

[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Anteile im Fremdbesitz, jeweils ohne Bewertungsänderungen von Finanzinstrumenten.

[3] 2004 bereinigt um Goodwillabschreibungen.

Erfolgsrechnung nach Ressorts Geschäftsfeld Deutschland

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30.6.2005	965	874	220	– 2	2057
30.6.2004 (reorganisiert)	960	811	211	—	1982
30.6.2004 (vor Reorganisation)	963	838	235	—	2036[1]
Kreditrisikovorsorge					
30.6.2005	118	177	97	–1	391
30.6.2004 (reorganisiert)	52	112	1	—	165
30.6.2004 (vor Reorganisation)	86	283	202	—	571[1]
Verwaltungsaufwand					
30.6.2005	799	416	93	–1	1307
30.6.2004 (reorganisiert)	862	375	97	—	1334
30.6.2004 (vor Reorganisation)	869	389	119	—	1377[1]
Betriebsergebnis					
30.6.2005	48	281	30	—	359
30.6.2004 (reorganisiert)	46	324	113	—	483
30.6.2004 (vor Reorganisation)	8	166	– 86	—	88[1]
nachrichtlich: Betriebsergebnis vor Kreditrisikovorsorge					
30.6.2005	166	458	127	–1	750
30.6.2004 (reorganisiert)	98	436	114	—	648
30.6.2004 (vor Reorganisation)	94	449	116	—	659
Cost-Income-Ratio					
30.6.2005	82,8%	47,6%	42,3%	—	63,5%
30.6.2004 (reorganisiert)	89,8%	46,2%	46,0%	—	67,3%
30.6.2004 (vor Reorganisation)	90,2%	46,4%	50,6%	—	67,6%

[1] Gemäß Ausweis im Geschäftsbericht 2004.

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
30. 6. 2005	570	301	278	693	-1	1 841
30. 6. 2004	555	300	264	565	—	1 684
Kreditrisikovorsorge						
30. 6. 2005	47	91	15	64	—	217
30. 6. 2004	40	106	14	44	—	204
Verwaltungsaufwand						
30. 6. 2005	454	188	132	384	-1	1 157
30. 6. 2004	453	185	142	336	—	1 116
Betriebsergebnis						
30. 6. 2005	69	22	131	245	—	467
30. 6. 2004	62	9	108	185	—	364
Cost-Income-Ratio						
30. 6. 2005	79,6%	62,5%	47,5%	55,4%	—	62,8%
30. 6. 2004	81,6%	61,7%	53,8%	59,5%	—	66,3%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
30. 6. 2005	582	423	—	1 005
30. 6. 2004	659	400	- 4	1 055
Kreditrisikovorsorge				
30. 6. 2005	- 5	36	—	31
30. 6. 2004	—	90	—	90
Verwaltungsaufwand				
30. 6. 2005	391	222	—	613
30. 6. 2004	383	223	- 4	602
Betriebsergebnis				
30. 6. 2005	196	165	—	361
30. 6. 2004	276	87	—	363
Cost-Income-Ratio				
30. 6. 2005	67,2%	52,5%	—	61,0%
30. 6. 2004	58,1%	55,8%	—	57,1%

Erfolgsrechnung nach Geschäftsfeldern
Quartalsübersicht

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1. Quartal 2005	663	548	224	32	- 63	1 404
2. Quartal 2005	682	590	238	41	- 58	1 493
Kreditrisikovorsorge						
1. Quartal 2005	164	110	47	—	2	323
2. Quartal 2005	227	107	- 16	—	8	326
Provisionsüberschuss						
1. Quartal 2005	364	322	68	2	1	757
2. Quartal 2005	341	327	98	—	- 2	764
Handelsergebnis						
1. Quartal 2005	—	18	304	—	—	322
2. Quartal 2005	1	10	91	—	- 1	101
Verwaltungsaufwand						
1. Quartal 2005	654	575	309	23	39	1 600
2. Quartal 2005	653	582	304	31	53	1 623
Saldo sonstige betriebliche Erträge/Aufwendungen						
1. Quartal 2005	- 6	20	- 18	- 1	- 7	- 12
2. Quartal 2005	12	6	—	- 1	- 14	3
Betriebsergebnis						
1. Quartal 2005	203	223	222	10	- 110	548
2. Quartal 2005	156	244	139	9	- 136	412
Finanzanlageergebnis						
1. Quartal 2005	—	- 7	41	—	20	54
2. Quartal 2005	- 3	- 6	38	—	1	30
Abschreibungen auf Geschäfts- oder Firmenwerte						
1. Quartal 2005	—	—	—	—	—	—
2. Quartal 2005	—	—	—	—	—	—
Saldo übrige Erträge/Aufwendungen						
1. Quartal 2005	- 1	—	—	- 33	- 3	- 37
2. Quartal 2005	- 2	- 2	—	- 34	2	- 36
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1. Quartal 2005	202	216	263	- 23	- 93	565
2. Quartal 2005	151	236	177	- 25	- 133	406
darunter:						
Bank Austria Creditanstalt-Gruppe						
1. Quartal 2005	—	216	42	—	- 14	244
2. Quartal 2005	—	236	34	—	17	287

2
Zinsüberschuss

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Zinserträge aus		
Kredit- und Geldmarktgeschäften	7442	7533
festverzinslichen Wertpapieren und Schuldbuchforderungen	685	701
Aktien und anderen nicht festverzinslichen Wertpapieren	116	95
verbundenen Unternehmen	31	63
nach der Equity-Methode bewerteten Unternehmen	47	42
Beteiligungen	35	22
Immobilien des Finanzanlagebestandes	14	14
Zinsaufwendungen für		
Einlagen	2910	2979
Verbriefte Verbindlichkeiten	2140	2306
Nachrangkapital	503	508
Ergebnis aus Sicherungs-zusammenhängen durch		
Hedge Accounting	–9	–10
Fair-Value-Option von finanziellen Vermögenswerten	—	—
Ergebnis aus dem Leasinggeschäft	**89**	**74**
Insgesamt	**2897**	**2741**

Zinsspannen:

in %	30.6.2005	30.6.2004
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,67	2,53
Auf Basis des durchschnittlichen Geschäftsvolumens	1,52	1,38

3
Kreditrisikovorsorge

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Zuführungen	1082	1449
Wertberichtigungen auf Forderungen	1050	1351
Rückstellungen im Kreditgeschäft	32	98
Auflösungen	– 394	– 531
Wertberichtigungen auf Forderungen	– 353	– 480
Rückstellungen im Kreditgeschäft	– 41	– 51
Eingänge auf abgeschriebene Forderungen	– 39	– 23
Insgesamt	**649**	**895**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

4
Provisionsüberschuss

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Wertpapier- und Depotgeschäft	625	558
Außenhandelsgeschäft/Zahlungsverkehr	535	487
Kreditgeschäft	240	219
Sonstiges Dienstleistungsgeschäft	121	129
Insgesamt	**1521**	**1393**

5
Handelsergebnis

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Kursbezogene Geschäfte	124	173
Zins- und währungsbezogene Geschäfte	299	276
Insgesamt	**423**	**449**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 530 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 292 Mio € enthalten.

6
Verwaltungsaufwand

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Personalaufwand	1 790	1 765
Andere Verwaltungsaufwendungen	1 099	1 050
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	334	298
Insgesamt	**3 223**	**3 113**

7
Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Sonstige betriebliche Erträge	128	185
Sonstige betriebliche Aufwendungen	137	94
Saldo sonstige betriebliche Erträge/Aufwendungen	**–9**	**91**

8
Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–30.6. 2005	1.1.–30.6. 2004
Übrige Erträge	—	—
Übrige Aufwendungen	**73**	**176**
darunter:		
Sonstige Steuern	4	4
Verlustübernahmen	69	107
Aufwendungen für Risikoabschirmung	—	65
Saldo übrige Erträge/Aufwendungen	**–73**	**–176**

9
Ergebnis je Aktie

	1.1.–30.6. 2005	1.1.–30.6. 2004
Gewinn/Verlust ohne Fremdanteile (in Mio €)	566	267
Durchschnittliche Anzahl der Aktien	750 699 140	643 493 920
Ergebnis je Aktie (in €)[1]	**0,75**	**0,41**

[1] 2004 bereinigt um Goodwillabschreibungen: 0,53 €.

10

Handelsaktiva

in Mio €	30.6.2005	31.12.2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	40 008	37 398
Aktien und andere nicht festverzinsliche Wertpapiere	6 668	5 481
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	50 879	44 958
Sonstige Handelsbestände	5 779	3 874
Insgesamt	**103 334**	**91 711**

11

Forderungen an Kreditinstitute nach Fristen

in Mio €	30.6.2005	31.12.2004
Täglich fällig	17 282	10 352
Befristet	34 580	37 127
Insgesamt	**51 862**	**47 479**

12

Forderungen an Kunden nach Fristen

in Mio €	30.6.2005	31.12.2004
Unbestimmte Laufzeiten	28 829	25 623
Befristet mit Restlaufzeit	252 936	249 496
bis 3 Monate	33 911	33 282
über 3 Monate bis 1 Jahr	20 845	18 961
über 1 Jahr bis 5 Jahre	54 159	55 669
über 5 Jahre	144 021	141 584
Insgesamt	**281 765**	**275 119**

13

Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	30.6.2005	31.12.2004
Kredite und Darlehen an Kreditinstitute	21 532	22 299
Kredite und Darlehen an Kunden	276 847	270 979
Eventualverbindlichkeiten	34 945	31 315
Insgesamt	**333 324**	**324 593**

14

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2005	2004
Bestand vor Erstanwendung der geänderten und neuen IFRS zum 1.1.	—	**11 361**
Erstanwendung der geänderten und neuen IFRS	—	110
Bestand nach Erstanwendung der geänderten und neuen IFRS zum 1.1.	**13 404**	**11 471**
Erfolgswirksame Veränderungen		
Bruttozuführungen	1 050	1 351
Auflösungen	- 353	- 480
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	62	-70
Inanspruchnahme von bestehenden Wertberichtigungen	- 330	- 566
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	25	55
Bestand zum 30.6.	**13 858**	**11 761**

15

Finanzanlagen

in Mio €	30.6.2005	31.12.2004
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	8 388	8 417
AfS-Finanzanlagen	16 212	16 207
Anteile an verbundenen nicht konsolidierten Unternehmen	1 819	1 777
Beteiligungen	1 507	1 475
Schuldverschreibungen und andere festverzinsliche Wertpapiere	8 090	7 672
Aktien und andere nicht festverzinsliche Wertpapiere	4 796	5 283
FVO-Finanzanlagen	20 633	18 203
Schuldverschreibungen und andere festverzinsliche Wertpapiere	18 348	16 266
Aktien und andere nicht festverzinsliche Wertpapiere	2 285	1 937
At-Equity bewertete Unternehmen	1 150	1 224
darunter:		
Geschäfts- oder Firmenwerte	172	172
Als Finanzinvestition gehaltene Grundstücke und Gebäude	418	432
Insgesamt	**46 801**	**44 483**

16

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	30.6.2005	31.12.2004
Täglich fällig	21 636	10 249
Befristet	87 792	93 357
Insgesamt	**109 428**	**103 606**

17

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	30.6.2005	31.12.2004
Spareinlagen und Einlagen aus dem Bauspargeschäft	36 717	36 508
Andere Verbindlichkeiten	116 030	107 943
Täglich fällig	60 835	52 721
Befristet	55 195	55 222
Insgesamt	**152 747**	**144 451**

18

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	30.6.2005	31.12.2004
Befristet mit Restlaufzeit		
bis 3 Monate	13 953	10 103
über 3 Monate bis 1 Jahr	20 985	20 406
über 1 Jahr bis 5 Jahre	43 923	47 914
über 5 Jahre	32 231	31 139
Insgesamt	**111 092**	**109 562**

19

Rückstellungen

in Mio €	30.6.2005	31.12.2004
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2 874	2 881
Restrukturierungsrückstellungen	298	299
Rückstellungen im Kreditgeschäft	564	505
Sonstige Rückstellungen	778	775
Insgesamt	**4 514**	**4 460**

20

Nachrangkapital

in Mio €	30.6.2005	31.12.2004
Nachrangige Verbindlichkeiten	12 542	12 802
Genussrechtskapital	1 939	1 987
Hybride Kapitalinstrumente	3 818	3 665
Insgesamt	**18 299**	**18 454**

21

Eigene Aktien

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 31 699 803 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 31 445 536 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 18,17 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 18,24 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 95 Mio € bzw. 4,2% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 1 081 224 Stück Aktien, das entspricht einem Betrag von 3,2 Mio € bzw. 0,1% des Grundkapitals.

Am 30. Juni 2005 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 3 008 591 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 9 Mio € bzw. einem Anteil von 0,4% des Grundkapitals.

22
Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	30.6.2005	31.12.2004
Eventualverbindlichkeiten	34 970	31 334
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	34 945	31 315
Andere Verpflichtungen	57 591	55 742
darunter:		
unwiderrufliche Kreditzusagen	48 462	46 865
Insgesamt	**92 561**	**87 076**

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum 30. Juni 2005 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 54,8 Mrd € (31. Dezember 2004: 48,1 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Risikoaktiva (Kontrahentenrisiko inkl. Add-On) in Höhe von 19,3 Mrd € (31. Dezember 2004: 18,2 Mrd €); nach Bonitätsgewichtung verbleiben 5,4 Mrd € (31. Dezember 2004: 4,7 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Marktwerte	
	30.6.2005	31.12.2004	30.6.2005	31.12.2004	30.6.2005	31.12.2004
Zinsbezogene Geschäfte	2 095 438	2 055 621	46 131	36 698	47 297	37 399
Währungsbezogene Geschäfte	308 039	296 109	5 132	7 835	6 071	9 851
Aktien-/indexbezogene Geschäfte	166 136	139 341	3 174	3 263	3 511	3 113
Kreditderivate	82 224	53 353	464	411	1 608	1 206
Sonstige Geschäfte	1 659	355	44	15	41	13
Insgesamt	**2 653 496**	**2 544 779**	**54 945**	**48 222**	**58 528**	**51 582**

23
Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. HVB Group Geschäftsbericht 2004, Seite 84 f.).

Value-at-Risk[1]:

in Mio €	30.6.2005	31.12.2004
Zinsbezogene Geschäfte	22	13
Währungsbezogene Geschäfte	13	25
Aktien-/indexbezogene Geschäfte	73	74
Diversifikationseffekt	– 20	—
Insgesamt	**88**	**112**

[1] Auf Grund des Korrelationseffektes zwischen den Risikoarten ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

24
Zur Veräußerung gehaltene langfristige Vermögenswerte

Per 30. Juni 2005 fielen die at-Equity bewerteten Anteile an der Investkredit Bank AG, Wien, unter die Kategorie »zur Veräußerung gehaltene langfristige Vermögenswerte« nach IFRS 5. Aus Wesentlichkeitsgründen weisen wir die Anteile nicht als separate Zeile in der Bilanz, sondern weiterhin unter den Finanzanlagen aus.

Darüber hinaus hatte die HVB Group zum 30. Juni 2005 keine gemäß IFRS 5 darzustellende zur Veräußerung gehaltene langfristige Vermögenswerte oder aufgegebene Geschäftsbereiche.

GREMIEN

Mitglieder des Aufsichtsrats

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender

Dr. Manfred Bischoff

Dr. Mathias Döpfner

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Herbert Munker

Gerhard Randa
seit 12. 5. 2005

Dr. Siegfried Sellitsch
bis 12. 5. 2005

Professor Dr. Wilhelm Simson

Professor Dr.
Dr. h. c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Johann Berger
Geschäftsfeld Deutschland,
Ressort Firmenkunden
und Ressort Immobilienkunden,
seit 1. 4. 2005

Dr. Stefan Jentzsch
Geschäftsfeld
Corporates & Markets

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Christine Licci
Geschäftsfeld Deutschland,
Ressort Privatkundengeschäft,
seit 17. 1. 2005

Michael Mendel
Geschäftsfeld Deutschland,
bis 12. 5. 2005
Geschäftsfeld Österreich
& Zentral- und Osteuropa,
seit 12. 5. 2005

Dieter Rampl
Sprecher des Vorstands,
Human Resources Management

Gerhard Randa
Geschäftsfeld Österreich
& Zentral- und Osteuropa,
Chief Operating Officer (COO),
bis 12. 5. 2005

Dr. Wolfgang Sprißler
Chief Financial Officer (CFO)

QUARTALSÜBERSICHT

	2. Quartal 2005	1. Quartal 2005	4. Quartal 2004	3. Quartal 2004	2. Quartal 2004
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 493	1 404	1 477	1 444	1 455
Kreditrisikovorsorge	326	323	445	455	415
Zinsüberschuss nach Kreditrisikovorsorge	1 167	1 081	1 032	989	1 040
Provisionsüberschuss	764	757	761	691	692
Handelsergebnis	101	322	166	113	184
Verwaltungsaufwand	1 623	1 600	1 442	1 563	1 571
Saldo sonstige betriebliche Erträge/Aufwendungen	3	– 12	– 16	26	22
Betriebsergebnis	**412**	**548**	**501**	**256**	**367**
Finanzanlageergebnis	30	54	– 242	– 17	178
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	49	39	39
Zuführung zu Restrukturierungsrückstellungen	—	—	250	—	—
Zuführung zu Sonderwertberichtigungen	—	—	2 500	—	—
Saldo übrige Erträge/Aufwendungen	– 36	– 37	– 95	– 86	– 104
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**406**	**565**	**– 2 635**	**114**	**402**
Ertragsteuern	107	160	– 27	39	122
Ergebnis nach Steuern	**299**	**405**	**– 2 608**	**75**	**280**
Fremdanteile am Ergebnis	– 69	– 69	– 94	– 65	– 69
Gewinn/Verlust	**230**	**336**	**– 2 702**	**10**	**211**
Ergebnis je Aktie (in €)[1]	**0,30**	**0,45**	**0,12**	**0,05**	**0,35**

[1] Quartalswerte in 2004 bereinigt um Goodwillabschreibungen; 4. Quartal zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

	30. Juni 2005	31. März 2005	31. Dez. 2004	30. Sept. 2004	30. Juni 2004
Kennzahlen (in %)					
Eigenkapitalrentabilität nach Steuern[1]	9,7	11,6	3,9	4,1	5,4
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	66,5	64,3	72,0	69,3	67,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,7	64,8	65,5	67,3	66,6
Anteil Provisionsüberschuss an den operativen Erträgen	31,5	30,6	30,5	30,0	29,8
Bilanzzahlen (in Mrd €)					
Bilanzsumme	492,7	469,9	467,4	460,5	469,4
Kreditvolumen	333,3	326,2	324,6	329,1	334,2
Bilanzielles Eigenkapital	15,4	14,6	14,0	15,7	15,8
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	15,7	15,4	15,7	17,5	17,4
Eigenmittel (in Mrd €)	27,8	27,2	27,1	29,7	29,8
Risikoaktiva (in Mrd €)	246,5	242,0	238,6	241,3	241,5
Kernkapitalquote (in %)	6,4	6,4	6,6[2]	7,2	7,2
Eigenmittelquote (in %)	10,0	10,2	10,4	11,3	11,3
Aktie					
Börsenkurs (in €)	21,51	18,87	16,70	15,46	14,62
Börsenkapitalisierung (in Mrd €)	16,1	14,2	12,5	11,6	11,0
Mitarbeiter	59 294	57 437	57 806	57 973	57 874
Geschäftsstellen	2 190	2 085	2 036	2 055	2 055

[1] Werte in 2004 bereinigt um Goodwillabschreibungen; 31. 12. 2004 zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

[2] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten.

Termine 2005/2006

Zwischenbericht zum 30. September 2005	Erscheinungstermin: 27. Oktober 2005
Eckdaten zum Jahresabschluss 2005	23. Februar 2006
Veröffentlichung des Jahresabschlusses 2005	16. März 2006
Hauptversammlung	24. Mai 2006
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 10. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 26. Juli 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 26. Oktober 2006

Ansprechpartner

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Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com

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Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
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www.hvbgroup.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Sie können PDFs aller Berichte im Internet abrufen unter
www.hvbgroup.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 26. 7. 2005
Auslieferung: 4. 8. 2005

Printed in Germany

82-3777

INTERIM REPORT 2005

30 6

Growing with Europe.

HVB Group

CONTENTS

FINANCIAL HIGHLIGHTS

Key indicators (%)	1/1–6/30/2005	1/1–6/30/2004
Return on equity after taxes[1]	9.7	5.4
Return on equity before taxes[1]	13.5	9.0
Cost-income ratio (based on operating revenues)	66.7	66.6

Operating performance	1/1–6/30/2005	1/1–6/30/2004
Operating profit (€ millions)	960	666
Profit (loss) from ordinary activities/net income (loss) before taxes (€ millions)	971	608
Consolidated profit (loss) (€ millions)	566	267
Earnings per share (€)[1]	0.75	0.53

Balance sheet figures (€ billions)	6/30/2005	12/31/2004
Total assets	492.7	467.4
Total volume of lending	333.3	324.6
Shareholders' equity	15.4	14.0

Key capital ratios compliant with BIS rules	6/30/2005	12/31/2004[2]
Core capital (€ billions)	15.7	15.7
Equity funds (€ billions)	27.8	27.1
Risk assets (€ billions)	246.5	238.6
Core capital ratio (%)	6.4	6.6[3]
Equity funds ratio (%)	10.0	10.4

Share information	1/1–6/30/2005	2004
Share price: Reporting date (€)	21.51	16.70
High (€)	22.15	21.13
Low (€)	16.30	12.86
Market capitalization at reporting date (€ billions)	16.1	12.5

	6/30/2005	12/31/2004
Employees	59,294	57,806
Branch offices	2,190	2,036

[1] 2004 figures adjusted for amortization of goodwill
[2] As per approved financial statements
[3] 6.2% including consolidation and other effects to be incorporated from the start of 2005

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A3[1]	P–1	rating under review	Aa2[4]	Aa3[4]
S&P	A–[2]	A–2[2]	not meaningful	AAA	—
Fitch Ratings	A–[3]	F2[3]	—	AAA	AAA

[1] On "review for possible upgrade" since June 13, 2005
[2] On "credit watch positive" since May 31, 2005
[3] On "rating watch positive" since June 13, 2005
[4] On "review for possible upgrade" since March 15, 2004

HVB Group and UniCredit join forces to become the first truly European bank

The Management and Supervisory Board of HVB Group and the Board of Directors of UniCredit approved the combination of HVB Group and UniCredit on June 12, 2005. Both banks have entered into a Business Combination Agreement setting forth clearly defined terms for the business model and corporate governance structure of the new group. With this transaction, which will create a new force in the banking market, HVB Group and UniCredit are at the forefront of the European banking consolidation.

With a customer base of more than 28 million customers, over 7,000 banking branches in 19 countries and total assets of €733 billion, the new banking group will occupy a dominant position in some of Europe's wealthiest regions and fastest-growing markets: It will build on leading positions in neighboring home markets with a unique presence in Bavaria, Austria and Northern Italy. At the same time, it will be the clearly leading banking group in Central and Eastern Europe, measured by total assets and the number of banking branches. The new banking group will have a much more broadly diversified business portfolio in terms of geographical presence on the one hand, and customer groups and product types on the other.

The new banking group will pursue clearly defined strategic goals. It will further strengthen its competitive position in its markets of presence. In particular, it will optimize its leading position in Central and Eastern Europe by consolidating its business activities on a national level and through leverage of joint brands. The new banking group can lower costs by exploiting complementary strengths and achieving critical mass in scale-driven business areas such as asset management and investment banking. At the same time, growth will be stepped up in selected regions and business segments. Another key goal is to maximize revenues and cost synergies through best practices transfer, optimizing production capacities and avoiding duplicate functions.

HVB Group and UniCredit offer their shareholders, customers and employees attractive growth prospects and high value appreciation potential. The combination is expected to generate pre-tax synergies of close to €1 billion per year, which are expected to be fully realized as of 2008, and of which over 90% are expected to result from lower costs and the remaining from increased revenues due to the application of best practices. Restructuring charges, which UniCredit and HVB have estimated at €1.35 billion, will be fully expensed in the financial statements for 2005.

With an average annual growth rate of 26%, the new banking group is aiming to increase its earnings per share substantially to €0.56 for 2007. Moreover, the intention is to strenghten the equity capital base significantly, particularly by means of profit retention. The goal is to attain a core capital ratio of 6.4% by the end of 2007. Until that time, the new banking group aims to generate a return on equity after taxes of 18%. Dividend distributions are expected to increase every year.

Details of the transaction were announced on June 12, 2005. More information on this subject is available at www.hvbgroup.com/ir.

General economic trends in the second quarter of 2005

After the boom year 2004, the momentum of the global economy slowed somewhat, but was still quite robust in the second quarter of 2005. Particularly in China and other emerging economies of Asia, the rate of economic growth has hardly slowed at all. The U.S. economy has been supported by consistently strong domestic demand. Consumer spending has been given a boost by rising disposable incomes and property value appreciation associated with the boom in the U.S. real estate markets. With regard to the euro zone, hard economic indicators like industrial production and retail sales present a somewhat mixed picture. A temporary slowdown in economic growth was registered also in Austria and the countries of Central and Eastern Europe in the first half of 2005.

Although the leading indicators for the euro zone continued to point down during the second quarter, they showed improvement towards the end of the quarter. This was not only the case in Germany, where survey results (ZEW, Ifo) might have been influenced by the announcement of early parliamentary elections. The indicators also rose overall in France, Belgium and the euro zone in general.

Specific trends affecting the financial services sector in Germany

The persistently modest economic environment, coupled with anxieties in the international bond markets and the political crisis within the EU, had the effect of nipping in the bud any possibility of a quick economic recovery in Germany, especially at the beginning of the second quarter.

The efforts undertaken by the German financial services industry in the last few years to sharpen the focus of their business activities while diversifying their income sources clearly began to bear fruit in the first quarter. Both fee and commission-based operations continued to benefit from this trend. Moreover, the strict application of risk-adjusted pricing policies has made it possible to offset, in part, the effects of the continued modest demand for loan products. The situation of trading profits and losses was quite different. In the first months of the current year, demand for capital market services was very strong, but did not hold up as well in the second quarter. Although the German stock market posted a gain in the second quarter, the volume of trading activities was considerably lower, due most of all to the uncertainties affecting the bond markets.

There were no major changes in the trend of loan-loss provisions compared with the preceding quarter. It remains to be seen, however, how economic conditions will develop in the further course of the year. Due to the restructuring measures that were implemented in recent years, the cost level has remained stable. We anticipate that economic conditions and capital markets alike will stabilize during the course of the year, which will support the revenue prospects of the entire banking industry.

Growing with Europe

Building on our "Growing with Europe" strategic program and in preparation for the planned combination of HVB Group and UniCredit, we are concentrating this year on the value-driving development of HVB Group. The focus here is on enhancing the profitability of the Germany business segment, accelerating the earnings drives launched last year and optimizing the structure of our cost base with the PRO program, which we will pursue independently of the planned combination with UniCredit. We aim to achieve a return on equity after taxes of 8 to 9% in fiscal 2005. We are also seeking to improve our core capital ratio toward the 7% mark by reducing risk assets in the field of real estate finance, paring back the Real Estate Restructuring portfolio, pushing securitization and especially retaining earnings. The financial development in the first half of 2005 puts us right on track to hit our targets.

Despite the difficult environment in the capital markets in the second quarter of 2005, HVB Group extended its strong operating performance into the middle of 2005.

Operating profit for the first six months of 2005 rose by 44.1% compared with the same period last year, and net income before taxes was sharply higher, by around 60%. Net income after taxes (after minority interests) of €566 million was twice as high as the corresponding prior-year figure.

The Outlook in the Financial Review (2004 Annual Report, page 81) stated a target figure between 8 and 9% for the return on equity after taxes in 2005. Having achieved a return on equity after taxes of 9.7% in the first six months of the current year, we have so far managed to exceed this target.

Details on the reasons for our success are given below:

Operating revenues

Total operating revenues were up 3.4% over last year. With the exception of the trading profit, operating revenues were higher than the respective first quarter figures in all income categories.

Net interest income was 5.7% higher than last year and 6.3% higher than the corresponding figure for the first quarter of 2005. Non-recurrent and seasonal effects had a favorable impact compared to the first quarter in 2005. Along with a rise in volume, the interest margin, based on the average risk assets shown in the balance sheet, increased to 2.67%, exceeding both the interest margin in mid-2004 (2.53%) and the interest margin at March 31, 2005 (2.62%). The notes include a detailed breakdown of interest income and expense.

Net commission income, at €1,521 million, showed a 9.2% improvement on the prorated prior year level. At the same time, the contribution to profits made by the securities and depositary business rose by 12%, primarily as a result of the sale of innovative financial products such as our "interest joker" bond and the "interest collect" bond. In addition, there was a rise in net commission income from international transactions, payments and lending operations. The share of net commission income in total operating revenues reached 31.5% (June 30, 2004: 29.8%).

At €423 million, trading profit fell short of last year's strong performance by 5.8%. After the very good trading profit in the first quarter of 2005, the second-quarter trading profit was weighed down in particular by the anxious state of the capital markets in April and May resulting from the developments in the U.S. automotive market. In June, the trading profit returned to the positive levels recorded in the first quarter of 2005.

General administrative expenses

At €3,223 million, the general administrative expenses of HVB Group were 3.5% higher than last year but slightly lower than pro-rated budget figure. The cost-income ratio (percentage of total operating revenues made up by general administrative expenses) amounted to 66.7%, almost unchanged from the prior-year figure (June 30, 2004: 66.6%).

Provisions for losses and loans and advances

For the whole of 2005, we continue to expect a substantially lower amount of provisions for losses on loans and advances in comparision to the preceding years. The expected provisions of about €1.3 billion, which translates to €649 million for the first six months. This represents a decrease of €246 million, or 27.5%, compared with the figure reported for the first half of the preceding year.

Operating profit *and net income before taxes*

The operating profit rose by 44.1%, or €294 million, compared to the first six months of last year. Due to the weaker trading profit, the operating profit for the second quarter fell short of the above-average operating profit of the first quarter. However, the second-quarter operating profit of €412 million was 16% higher than the quarterly average for the preceding year, indicating that the sustained profitability gains from the 2004 fiscal year have continued into the middle of 2005.

Net income from investments for the first six months of this year amounted to €84 million. This figure is mainly composed of the gain of €34 million from the sale of our shares in Premiere AG in the first quarter of 2005 and the gain of €36 million from the sale of our equity holding in Rhön-Klinikum in the second quarter. The decrease from the corresponding prior-year figure can be ascribed to the profits realized on the sale of our shares in Brau und Brunnen and E.ON in 2004.

Since January 1, 2005, scheduled amortization is no longer taken on goodwill in compliance with the IFRS 3. The 2004 income statement was still burdened by scheduled amortization of goodwill totaling €77 million. No non-scheduled amortization of goodwill was taken in the first six months of 2005.

The item of "Other income and expenses" essentially contains losses assumed in the first quarter of 2005 for companies allocated to the Real Estate Restructuring segment. Last year, this item included the expense incurred for the risk shield for Hypo Real Estate Group amounting to €65 million.

With net income before taxes of €971 million, we were able to exceed the prior-year figure by around 60%, even though the corresponding figure for the first six months of 2004 had been boosted by a high level of non-recurring income.

Consolidated profit

After deducting the minority interest of €138 million (prior year: €129 million) included in net income, we generated a consolidated profit of €566 million, which is more than twice as high as the corresponding figure for the first half of 2004.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €960 million were as follows:

Germany	€359 million
Austria and CEE	€467 million
Corporates & Markets	€361 million
Real Estate Restructuring	€ 19 million

As a result of the changes to the organizational structure of HVB Group described in detail in the interim report at 3/31/2005 (see page 4 of the interim report at 3/31/2005), the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first half of fiscal 2005. Compliant with IAS 14.76, we have adjusted the prior year figures to match the new structure used to present the segment information.

The effects of applying new and revised IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior year values for segment reporting.

Germany business segment

With its operating profit of €359 million, the Germany business segment made a significant contribution to the total operating profit of HVB Group. An operating profit of only €18 million was reported by the Germany business segment in the 2004 Annual Report for the whole of last year before changes were made to the organizational structure (including RER).

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004 are no longer included in the adjusted prior-year comparative figures of the Germany business segment because they have been allocated to the RER segment. In particular, the loan-loss provisions set up for these portfolios in 2004 are no longer shown. By transferring all the workout portfolios of the German real estate business to the RER segment, an atypical trend has occurred in the area of provisions for losses on loans and advances in the Germany business segment compared with the adjusted prior year figures.

At the time when the portfolios were transferred to the RER segment, the Germany business segment had no property portfolios in need of restructuring. Changes in credit ratings do, however, take place in every loan portfolio over the course of time and hence new loan-loss provisions are required as a result of the inevitable risks associated with the lending business.

From a static perspective, the elimination of risk provisioning requirements from the loan-loss provisions in 2004 for the workout portfolios transferred to the RER segment presents a distorted picture of the adjusted loan-loss provisions in the Germany business segment compared with the current fiscal year. This is due to the fact that the portfolio of the 2005 fiscal year is no longer comparable with that of the prior year in economic terms, due to the measure described above. Compliant with IAS 14.76, however, prior year figures presented for comparative purposes must be restated on the basis of the current identification of the segments.

To facilitate the comparison of business development, we have also stated the figures shown in the 2004 consolidated financial statement (see 2004 Annual Report, p. 128) alongside the adjusted prior year figures of the Germany business segment in the segment report.

When providing an account of the operating performance of the individual business units in the Germany business segment below, we therefore describe the trend in operating profit before loan-loss provisions were made. This enables a transparent picture to be given of the development in the Germany business segment. A comparison with last year's figures for loan-loss provisions, which are only meaningful to a limited extent in an economic sense, would not accurately reflect the actual business development of the business segment.

In the first half of 2005, the Germany business segment generated an operating profit before loan-loss provisions of €750 million. This is a 15.7% increase compared with last year, although it must be taken into consideration that the first half of 2004 benefited from the gain on the disposal of BethmannMaffei of around €53 million. The cost-income ratio improved by 3.8% points to reach 63.5%. The Germany business segment is reporting loan-loss provisions of €391 million for the first half of 2005 (based on €782 million for the whole of 2005). This is an increase of 19% over the first-quarter figure.

In the Private Customers business unit (including asset management and private banking activities), the operating profit before loan-loss provisions was able to be boosted by more than two thirds compared with last year, although last year profited from the gain on the disposal of BethmannMaffei. At the same time, there was a slight increase in operating revenues. Adjusted for the gain on the disposal of BethmannMaffei last year, the rise in operating revenues stands at 6.4%. There was also a 4.4% increase in net interest income. Among the factors contributing to this increase were the satisfactory development in volumes realized for both the loan product HVB Sofortkredit (an increase of €275 million) and savings deposits (mainly from the savings product PLUS-Sparen variabel). Net commission income rose by 8.6%, also as a result of the continued success in selling innovative investment products, for example the "interest joker" bond (€460 million) and the "interest collect" bond (€230 million). The extensive package of measures launched to optimize processes is starting to have a favorable impact on the cost structure. It has enabled a 7.3% reduction in general administrative expenses and a clear 82.8% improvement in the cost-income ratio (prior year: 89.8%, adjusted 95.0%).

In the Corporate Customers and Professionals business unit we were able to boost operating revenues by 7.8%, particularly due to the pleasing development in net commission income as a result of the increased sales in the derivatives business with customers and higher income in the securities and depositary business. In spite of higher general administrative expenses and hence a slight rise in the cost-income ratio of 47.6% (prior year: 46.2%), the operating profit before loan-loss provisions increased by 5.0%, to €458 million.

In the Real Estate business unit the cost-income ratio improved to 42.3% (prior year: 46.0%) due to higher operating revenues and lower general administrative expenses, while the operating profit before loan-loss provisions rose by €13 million to reach €127 million.

Austria and CEE business segment

The Austria and CEE business segment achieved an operating profit of €467 million in the first half of 2005, which is €103 million or at least one quarter more than in the same period last year.

Although there was a slight increase in general administrative expenses, the cost-income ratio improved to 62.8% due to the 9.3% rise in operating revenues. Despite the volume-induced 6.4% increase in loan-loss provisions, operating profit climbed to a healthy 28.3%.

In the Private Customers Austria business unit of the Austria and CEE business segment operating revenues rose by a total of 2.7% as a result of a favorable trend in net commission income, notably from the securities and depositary business. While general administrative expenses remained unchanged, the cost-income ratio improved to 79.6%. The business unit reported an 11.3% improvement in operating profit despite a slight rise in loan-loss provisions.

In the SMEs Austria business unit the operating revenues remained unchanged at the same level as last year. The slight decrease reported in net interest income was compensated by the increase in net commission income. With general administrative expenses almost unchanged, the cost-income ratio also remained stable. At €22 million, the operating profit was more than doubled due to the clear decline in loan-loss provisions.

At €131 million, the Large Corporates and Real Estate business unit achieved a 21.3% improvement in operating profit. This increase is a result both of a 7.0% reduction in general administrative expenses and a 5.3% rise in operating revenues. Particularly the balance of other operating income/expenses increased owing to deconsolidation gains from the disposal of the subsidiaries of Bank Austria Creditanstalt Leasing GmbH. This was able to more than compensate the decline in net interest income. The cost-income ratio improved to 47.5%.

In the Central and Eastern Europe (CEE) business unit, operating revenues rose by almost one quarter, mainly due to the favorable trend in net interest income and net commission income (up €693 million compared to €565 million last year). The development of our Polish subsidiary Bank BPH Spólka Akcyjna, Cracow, was particularly pleasing in this context.

Despite a 14.3% rise in general administrative expenses, the cost-income ratio improved by around 4 percentage points to 55.4%. In all, the operating profit rose by more than one third despite a €20 million increase in loan-loss provisions.

Including the results from Corporates & Markets and from the Other/consolidation segment, together with the Group-specific items such as the funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €531 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes places irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the earnings contribution made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary earnings. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €611 million is published separately by Bank Austria Creditanstalt.

Corporates & Markets business segment

In the Corporates & Markets business segment we achieved the same operating profit as last year. Net income before taxes was boosted by one third, mainly due to the gains realized on selling part of our holding of Premiere AG shares and shares in Rhön-Klinikum which are included in net income from investments (€79 million after a loss of €7 million last year).

The 29.0% decline in operating profit of the Markets business unit to €196 million was primarily a result of the 11.7% lower operating revenues. In addition to the decrease in trading profit due to the difficult conditions in the capital markets in April and May 2005, there was also a decline in other profit contributions to operating revenues compared with last year. In conjunction with the rise in general administrative expenses, this led to a increase of 9.1 percentage points in the cost-income ratio of 67.2%.

In contrast, the Corporates business unit reported a very pleasing development in operating profit, achieving €165 million compared to €87 million in the prior year. The 5.8% growth in operating revenues to €423 million resulted largely from the rise in net interest income and net commission income. With general administrative expenses remaining almost stable, this earnings performance led to a 3.3 percentage point improvement in the cost-income ratio at 52.5%. Due to the sharp 60.0% decline in loan-loss provisions to €36 million, the business unit recorded an increase in operating profit of around 90%.

Real Estate Restructuring business segment

In the Real Estate Restructuring (RER) business segment, there was a rise in operating revenues and general administrative expenses compared with the adjusted prior year figures. As no further loan-loss provisions were to be made for the loan portfolios allocated to this segment in 2005, the segment reported an operating profit of €19 million after posting an operating loss of €418 million last year.

Total assets and volume of lending

The total assets of HVB Group amounted to €492.7 billion at June 30, 2005, which represents an increase of €25.4 billion or 5.4% over the 2004 year-end total. International Moscow Bank, fully consolidated for the first time in the second quarter of 2005, accounts for €3.8 billion of this growth. This is also essentially the result of an increase in assets held for trading purposes of €11.6 billion; loans and advances to customers of €6.6 billion; placements with, and loans and advances to, other banks of €4.4 billion; investments of €2.3 billion; and other assets of €2.0 billion. At the same time, the cash reserve in particular declined by €1.0 billion.

The volume of lending rose by €8.7 billion to reach €333.3 billion after we had disclosed a decline of €13.8 billion in 2004. The increase can be attributed to higher loans and advances to customers and a rise in contingent liabilities, while placements with, and loans and advances to, other banks declined.

On the liabilities side, liabilities held for trading purposes and amounts owed to other depositors each increased by €8.3 billion, deposits from other banks by €5.8 billion and promissory notes and other liabilities evidenced by paper by €1.5 billion. The shareholders' equity shown in the balance sheet rose by around 9.9% to €15.4 billion mainly as a result of the profit generated in the first half of 2005 and the higher minority interest due to the first-time full consolidation of International Moscow Bank.

Risk assets, key capital ratios and liquidity

After the first six months of 2005, risk assets as per BIS rules increased by €7.9 billion compared with the level at the year-end of 2004 to €246.5 billion, primarily reflecting an expansion of our business activities and the first-time consolidation of International Moscow Bank. In addition, the synthetic transaction Geldilux 2002-1, which had a €3 billion lending volume and a €2.3 billion risk asset reduction, was discontinued.

The true sale transaction Geldilux-TS-2005, concluded in the second quarter, compensated this. The volume of lending launched on the capital market in this connection stands at €5.5 billion and has led to a €5.2 billion decline in risk assets compliant with BIS.

The core capital of HVB Group at June 30, 2005 totaled €15.7 billion. This gives rise to a core capital ratio of 6.4% and an equity funds ratio of 10.0%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in the first half of 2005 (at the end of 2004: 1.2).

IFRS basis

The present interim report has been prepared in accordance with IAS 34. With the exception of the new and revised IFRSs, we have applied the same accounting and valuation principles as in the consolidated financial statements for 2004. We have adjusted the prior year figures on the basis of the new and revised IFRSs which must be applied retrospectively as a basic principle. We have described these effects and the adjustments to the balance sheet at December 31, 2004 and to the income statement for the whole of 2004 in detail in the section entitled "Effects of applying new and revised IFRSs" in the interim report at March 31, 2005.

We have adjusted the income statement at June 30, 2004 and the second quarter of 2004 as follows:

	1/1–6/30/2004 after adjustment € millions	1/1–6/30/2004 before adjustment € millions	4/1–6/30/2004 after adjustment € millions	4/1–6/30/2004 before adjustment € millions
Net interest income	2,741	2,738	1,455	1,453
Provisions for losses on loans and advances	895	904	415	419
Net interest income after provisions for losses on loans and advances	1,846	1,834	1,040	1,034
Net commission income	1,393	1,393	692	692
Trading profit	449	444	184	182
General administrative expenses	3,113	3,113	1,571	1,571
Balance of other operating income and expenses	91	91	22	22
Operating profit (loss)	**666**	**649**	**367**	**359**
Net income from investments	195	139	178	120
Amortization of goodwill	77	77	39	39
Balance of other income and expenses	(176)	(176)	(104)	(104)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**608**	**535**	**402**	**336**
Taxes on income	212	199	122	111
Net income (loss) after taxes	**396**	**336**	**280**	**225**
Minority interest in net income (loss)	(129)	(128)	(69)	(70)
Net income (loss) adjusted for minority interest	**267**	**208**	**211**	**155**

For information on the other accounting and valuation principles, please refer to the HVB Group Annual Report, starting on page 117.

In the reporting on segment results, the prior year comparative figures have been adjusted compliant with IAS 14.76. We have explained the reasons for the adjustment in detail in the section entitled "Trends in individual business segments".

At June 30, 2005, the at-equity valued shareholdings in Investkredit Bank AG, Vienna, fell into the category "non-current assets held for sale" according to IFRS 5. For reasons of materiality, we have not reported the interests in a separate line in the balance sheet, but have continued to include them in the investments.

Changes in the group of companies included in consolidation

As a result of the capital increase carried out at International Moscow Bank (IMB), Moscow, on April 21, 2005, our share of the voting rights has increased from 46% to 53%. For this reason we fully consolidated IMB with effect from May 1, 2005. Until now, IMB has been valued at equity.

We added BPH Leasing S.A., Warsaw, to the group of companies included in consolidation on January 1, 2005, to reflect the dynamic development of the leasing business in Poland and the increasing significance for the leasing profits of Bank BPH S.A.

The deconsolidation of Austria Finanza S.P.A., Treviso, and Austrolease S.P.A., Bozen, took place at the end of February. Bank Austria Creditanstalt Leasing GmbH sold both of these companies to Fortis Lease Group S.A. for a cash payment of €32 million. This resulted in a non-recurrent gain of €17 million.

Bank Austria Creditanstalt Group purchased 99.91% of Hebros Bank Plovdiv. Of this share, 89.92% is allotted to Bank Austria Creditanstalt and 9.99% to Biochim Bank, Sofia (a 99.7% subsidiary of Bank Austria Creditanstalt AG). The purchase price of €124 million was paid in cash. After the closing, we deconsolidated the company.

The purchase of Hebros Bank has led to Bank Austria Creditanstalt Group reporting goodwill of €80 million.

Events after June 30, 2005

On July 13, 2005, Bank Austria Creditanstalt Group signed a contract for the sale of its 28.2% shareholding in Investkredit Bank AG, Vienna. The value of this transaction amounts to around €250 million. The financial market supervisory authority has already granted its approval.

General economic trends

For the whole of 2005, the global economy can be expected to grow at a rate of 3%, after 4% last year. China and the other emerging economies of Asia will continue to serve as growth engines. The United States economy may well be affected by the lower level of expansionary fiscal and monetary stimuli in the second half of the year, so that GDP growth could fall slightly below the long-term average (3.25%) toward the end of the year. But thanks to its strong showing in the first half of the year, the U.S. economy is likely to expand by around 3.5% on average for the year. In Japan, there is growing evidence of a lasting growth spurt, after years of stagnation. The economies of Central and Eastern Europe can be expected to expand at a rate of around 4% for the whole of 2005.

The somewhat slower pace of the global economy and the resulting lower demand for exports represent a drag on the European economy. Nonetheless, growth forces are increasingly shifting from exports to domestic demand, especially in Germany. After years of restrained capital spending, businesses will at least have to make investments in replacements. Consumer spending could also pick up in the second half of the year. The volume of domestic orders for consumer goods has steadily improved in the last few months. Furthermore, the pace of job cuts can be expected to weaken, which will assuage a critical concern that worries consumers. For the full year, the euro zone can be expected to see average GDP growth of at least 1.25%, in Germany at least 1%. The Austrian economy is also expected to pick up in the second half of the year, stimulated by stronger domestic demand and the budding recovery of other European economies, especially Germany's.

The high level of oil prices poses a fundamental risk to global economic growth. Nonetheless, today's economies are probably much more resilient in the face of rising oil prices than they were in the past. First of all, energy efficiency has doubled since the last oil price shock, and secondly the current increase in oil prices is occurring during an economic upswing, unlike the cases in the past.

The Federal Reserve Bank of the United States is likely to take a break from interest rate hikes after raising key interest rates in its next sessions. In view of the recently improved indicators, the European Central Bank has put an end to speculation about falling interest rates. The ECB can be expected to leave interest rates unchanged until well into the year 2006. The yields on 10-year U.S. treasuries remain at an historically low level, but they could temporarily move in the direction of 4.5% toward the end of the year. German Bunds will probably follow the trend in the United States, at a lower level.

Earnings performance of HVB Group

The risks associated with the future development of HVB Group as described in last year's Risk Report (2004 Annual Report, pp. 82–105) have not changed during the course of the year to date.

As already mentioned in the Management's Discussion and Analysis of the consolidated financial statements at December 31, 2004 (on page 81 of the 2004 Annual Report), we are planning to return to a much lower level of loan-loss provisions in 2005 compared with recent years, and we continue to anticipate that return on equity after taxes will total between 8 and 9% for the year as a whole.

The results for the first six months of 2005 mean that we are well on the way to achieving these targets. We want to increase the core capital ratio appreciably as quickly as possible by reinvesting profits and releasing equity capital, among other things by rapidly paring back the portfolios in the Real Estate Restructuring segment.

In the second quarter of the year, our share clearly performed better than the overall stock market. The HVB share outperformed the DAX by 8.5% and the Prime Banks Index by 9.4%.

On May 30, 2005, HVB Group and UniCredit confirmed that they were holding talks on the possible combination of their two companies. As a result of the good business performance in the first quarter and the rumors circulating in the market in advance to the above-mentioned confirmation, the HVB share gained 8.4% up until this time, while the DAX gained only 3.0% in the same period.

After the announcement of the intended combination of HVB Group and UniCredit on June 12, 2005, the HVB share continued its upward trend. By the end of the second quarter, the HVB share had gained 7.4%, better at that time than both the benchmark indexes, the DAX (unchanged) and the Prime Banks-Index (+0.6%). The HVB share also performed better than other financial stocks.

On a subsequent road show in Europe and the United States, the management of HVB Group and UniCredit met with approximately 270 institutional investors to present to them the structure, business model and goals of the new banking group. Investor reaction has been predominantly positive.

At the end of June 2005, the HVB share was contained in the DAX with a weighting of 2.65% and in the Prime Banks Index with a weighting of 19.05%. At the beginning of July 2005, the stock analysts of 26 banks and brokerage firms rated the HVB share as follows: More than half (54%) of stock analysts recommend holding the share, while 23% recommend "underweighting" and 23% recommend "overweighting" the share.

The HVB share relative to DAX and Prime Banks


HVB share from March 31 to June 30, 2005, in €
23.0
21.5
20.0
18.5
Prime Banks indexed to HVB
DAX indexed to HVB
HVB share
3/31
4/7
4/14
4/21
4/28
5/5
5/12
5/19
5/26
6/2
6/9
6/16
6/23
6/30

RESULTS

INCOME STATEMENT FROM JANUARY 1 TO JUNE 30, 2005

The prior year figures shown below include the effects of applying new and revised IFRSs.

Income/expenses	Notes	1/1–6/30/2005 € millions	1/1–6/30/2004 € millions	Change € millions	Change in %
Interest and similar income		8,543	8,631	(88)	(1.0)
Interest expense and similar charges		5,646	5,890	(244)	(4.1)
Net interest income	(2)	2,897	2,741	+ 156	+ 5.7
Provisions for losses on loans and advances	(3)	649	895	(246)	(27.5)
Net interest income after provisions for losses on loans and advances		2,248	1,846	+ 402	+ 21.8
Fee and commission income		1,823	1,713	+ 110	+ 6.4
Fee and commission expenses		302	320	(18)	(5.6)
Net commission income	(4)	1,521	1,393	+ 128	+ 9.2
Gains less losses arising from trading securities (trading profit)	(5)	423	449	(26)	(5.8)
General administrative expenses	(6)	3,223	3,113	+ 110	+ 3.5
Balance of other operating income and expenses	(7)	(9)	91	(100)	
Operating profit (loss)		**960**	**666**	**+ 294**	**+ 44.1**
Net income from investments		84	195	(111)	(56.9)
Amortization of goodwill		0	77	(77)	(100.0)
Balance of other income and expenses	(8)	(73)	(176)	+ 103	+ 58.5
Profit (loss) from ordinary activities/ net income (loss) before taxes		**971**	**608**	**+ 363**	**+ 59.7**
Taxes on income		267	212	+ 55	+ 25.9
Net income (loss) after taxes		**704**	**396**	**+ 308**	**+ 77.8**
Minority interest in net income (loss)		(138)	(129)	(9)	(7.0)
Consolidated profit (loss)		**566**	**267**	**+ 299**	**>+ 100.0**

	Notes	1/1–6/30/2005 €	1/1–6/30/2004 €
Earnings per share[1]	(9)	0.75	0.41

[1] 2004 figures adjusted for amortization of goodwill: €0.53

Since no conversion rights or option rights on conditional capital existed at June 30, 2005, there is no calculation of diluted earnings per share.

INCOME STATEMENT
FROM APRIL 1 TO JUNE 30, 2005

Income/expenses	4/1-6/30/2005	4/1-6/30/2004	Change	Change
	€ millions	€ millions	€ millions	in %
Interest and similar income	4,334	4,321	+ 13	+ 0.3
Interest expense and similar charges	2,841	2,866	(25)	(0.9)
Net interest income	1,493	1,455	+ 38	+ 2.6
Provisions for losses on loans and advances	326	415	(89)	(21.4)
Net interest income after provisions for losses on loans and advances	1,167	1,040	+127	+12.2
Fee and commission income	920	859	+ 61	+ 7.1
Fee and commission expenses	156	167	(11)	(6.6)
Net commission income	764	692	+ 72	+10.4
Gains less losses arising from trading securities (trading profit)	101	184	(83)	(45.1)
General administrative expenses	1,623	1,571	+ 52	+ 3.3
Balance of other operating income and expenses	3	22	(19)	(86.4)
Operating profit (loss)	**412**	**367**	**+ 45**	**+ 12.3**
Net income from investments	30	178	(148)	(83.1)
Amortization of goodwill	0	39	(39)	(100.0)
Balance of other income and expenses	(36)	(104)	+ 68	+65.4
Profit (loss) from ordinary activities/ net income (loss) before taxes	**406**	**402**	**+ 4**	**+ 1.0**
Taxes on income	107	122	(15)	(12.3)
Net income (loss) after taxes	**299**	**280**	**+ 19**	**+ 6.8**
Minority interest in net income (loss)	(69)	(69)	0	0.0
Consolidated profit (loss)	**230**	**211**	**+ 19**	**+ 9.0**

	4/1-6/30/2005	4/1-6/30/2004
	€	€
Earnings per share[1]	0,30	0.31

[1] 2004 figures adjusted for amortization of goodwill: €0.35

BALANCE SHEET
AT JUNE 30, 2005

Assets	Notes	6/30/2005 € millions	12/31/2004 € millions	Change € millions	Change in %
Cash reserve		5,872	6,903	(1,031)	(14.9)
Assets held for trading purposes	(10)	103,334	91,711	+ 11,623	+ 12.7
Placements with, and loans and advances to, other banks	(11)	51,862	47,479	+ 4,383	+ 9.2
Loans and advances to customers	(12)	281,765	275,119	+ 6,646	+ 2.4
Allowances for losses on loans and advances	(14)	(13,858)	(13,404)	(454)	(3.4)
Investments	(15)	46,801	44,483	+ 2,318	+ 5.2
Property, plant and equipment		2,809	2,855	(46)	(1.6)
Intangible assets		2,671	2,627	+ 44	+ 1.7
Income tax assets		4,047	4,157	(110)	(2.6)
Other assets		7,442	5,455	+ 1,987	+ 36.4
Total assets		**492,745**	**467,385**	**+ 25,360**	**+ 5.4**

Shareholders' equity and liabilities	Notes	6/30/2005	12/31/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(16)	109,428	103,606	+ 5,822	+ 5.6
Amounts owed to other depositors	(17)	152,747	144,451	+ 8,296	+ 5.7
Promissory notes and other liabilities evidenced by paper	(18)	111,092	109,562	+ 1,530	+ 1.4
Liabilities held for trading purposes		68,144	59,831	+ 8,313	+ 13.9
Provisions	(19)	4,514	4,460	+ 54	+ 1.2
Income tax liabilities		3,069	3,030	+ 39	+ 1.3
Other liabilities		10,091	10,015	+ 76	+ 0.8
Subordinated capital	(20)	18,299	18,454	(155)	(0.8)
Shareholders' equity		15,361	13,976	+ 1,385	+ 9.9
Shareholders' equity attributable to shareholders of HVB AG		12,357	11,467	+ 890	+ 7.8
Subscribed capital		2,251	2,252	(1)	0.0
Additional paid-in capital		9,099	9,103	(4)	0.0
Retained earnings		—	—	—	—
Reserve arising from currency and other changes		281	227	+ 54	+ 23.8
Change in valuation of financial instruments		160	(115)	+ 275	
AfS reserve		409	354	+ 55	+ 15.5
Hedge reserve		(249)	(469)	+ 220	+ 46.9
Consolidated profit 2004		—	—	—	—
Consolidated profit (loss) 1/1–6/30		566	0	+ 566	+ 100.0
Minority interest		3,004	2,509	+ 495	+ 19.7
Total shareholders' equity and liabilities		**492,745**	**467,385**	+ 25,360	+ 5.4

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2005	2004
Shareholders' equity at January 1	**13,976**	**10,312**
Shareholders' equity attributable to shareholders of HVB AG at 1/1		
before initial application of new and revised IFRSs	—	10,312
Effect of initial application of new and revised IFRSs	—	(7)
Shareholders' equity attributable to shareholders of HVB AG at 1/1		
after initial application of new and revised IFRSs	11,467	10,305
Changes 1/1–6/30		
Subscribed capital		
Change from capital increase against cash contribution	—	643
Change in holdings of, and net income from, treasury stock	(1)	—
Additional paid-in capital		
Change from capital increase against cash contribution	—	2,362
Deduction of costs from capital increase	—	(62)
Change in holdings of, and net income from, treasury stock	(4)	17
Retained earnings		
Other changes	—	—
Reserve arising from currency and other changes	54	72
Change in valuation of financial instruments	275	(247)
Consolidated profit (loss) 1/1–6/30	566	267
Shareholders' equity attributable to shareholders of HVB AG at 6/30	12,357	13,357
Minority interest at 1/1 before initial application of new and revised IFRSs	2,509	2,476
Effect of initial application of new and revised IFRSs	—	(10)
Minority interest at 1/1 after initial application of new and revised IFRSs	2,509	2,466
Change in minority interest 1/1–6/30	495	(23)
Minority interest at 6/30	3,004	2,433
Shareholders' equity at June 30	**15,361**	**15,800**

CASH FLOW STATEMENT

€ millions	2005	2004
Cash and cash equivalents at January 1	**6,903**	**5,708**
Cash flows from operating activities	511	(3,666)
Cash flows from investing activities	(1,397)	2,027
Cash flows from financing activities	(166)	2,588
Effects of exchange rate changes on cash and cash equivalents	21	33
Cash and cash equivalents at June 30	**5,872**	**6,690**

1

Segment reporting
Income statement from January 1 to June 30, 2005, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
1/1–6/30/2005	1,345	1,138	462	73	(121)	2,897
1/1–6/30/2004	1,284	1,049	462	59	(113)	2,741
Provisions for losses on loans and advances						
1/1–6/30/2005	391	217	31	—	10	649
1/1–6/30/2004	165	204	90	437	(1)	895
Net commission income						
1/1–6/30/2005	705	649	166	2	(1)	1,521
1/1–6/30/2004	616	602	169	5	1	1,393
Trading profit (loss)						
1/1–6/30/2005	1	28	395	—	(1)	423
1/1–6/30/2004	—	33	408	—	8	449
General administrative expenses						
1/1–6/30/2005	1,307	1,157	613	54	92	3,223
1/1–6/30/2004	1,334	1,116	602	43	18	3,113
Balance of other operating income and expenses						
1/1–6/30/2005	6	26	(18)	(2)	(21)	(9)
1/1–6/30/2004	82	—	16	(2)	(5)	91
Operating profit (loss)						
1/1–6/30/2005	359	467	361	19	(246)	960
1/1–6/30/2004	483	364	363	(418)	(126)	666
Net income from investments						
1/1–6/30/2005	(3)	(13)	79	—	21	84
1/1–6/30/2004	(7)	(16)	(7)	—	225	195
Amortization of goodwill						
1/1–6/30/2005	—	—	—	—	—	—
1/1–6/30/2004	10	42	20	—	5	77
Balance of other income and expenses						
1/1–6/30/2005	(3)	(2)	—	(67)	(1)	(73)
1/1–6/30/2004	(4)	(1)	(1)	(104)	(66)	(176)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–6/30/2005	353	452	440	(48)	(226)	971
1/1–6/30/2004	462	305	335	(522)	28	608
including:						
Bank Austria Creditanstalt Group						
1/1–6/30/2005	—	452	76	—	3	531
1/1–6/30/2004	—	305	41	—	(6)	340

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ consolidation[1]	HVB Group
Return on equity before taxes[2]						
1/1–6/30/2005	12.2	21.0	25.9	—	—	13.5
1/1–6/30/2004[3]	15.8	16.7	19.5	—	—	9.0

[1] Figures have no informative value

[2] Net income before taxes as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] 2004 figures adjusted for amortization of goodwill

Income statement by business unit
Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
June 30, 2005	965	874	220	(2)	2,057
June 30, 2004 (reorganized)	960	811	211	—	1,982
June 30, 2004 (before reorganization)	963	838	235	—	2,036[1]
Loan-loss provisions					
June 30, 2005	118	177	97	(1)	391
June 30, 2004 (reorganized)	52	112	1	—	165
June 30, 2004 (before reorganization)	86	283	202	—	571[1]
General administrative expenses					
June 30, 2005	799	416	93	(1)	1,307
June 30, 2004 (reorganized)	862	375	97	—	1,334
June 30, 2004 (before reorganization)	869	389	119	—	1,377[1]
Operating profit (loss)					
June 30, 2005	48	281	30	—	359
June 30, 2004 (reorganized)	46	324	113	—	483
June 30, 2004 (before reorganization)	8	166	(86)	—	88[1]
for information: operating profit before loan-loss provisions					
June 30, 2005	166	458	127	(1)	750
June 30, 2004 (reorganized)	98	436	114	—	648
June 30, 2004 (before reorganization)	94	449	116	—	659
Cost-income ratio					
June 30, 2005	82.8%	47.6%	42.3%	—	63.5%
June 30, 2004 (reorganized)	89.8%	46.2%	46.0%	—	67.3%
June 30, 2004 (before reorganization)	90.2%	46.4%	50.6%	—	67.6%

[1] As disclosed in 2004 Annual Report

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Total
Operating revenues						
June 30, 2005	570	301	278	693	(1)	1,841
June 30, 2004	555	300	264	565	—	1,684
Loan-loss provisions						
June 30, 2005	47	91	15	64	—	217
June 30, 2004	40	106	14	44	—	204
General administrative expenses						
June 30, 2005	454	188	132	384	(1)	1,157
June 30, 2004	453	185	142	336	—	1,116
Operating profit						
June 30, 2005	69	22	131	245	—	467
June 30, 2004	62	9	108	185	—	364
Cost-income ratio						
June 30, 2005	79.6%	62.5%	47.5%	55.4%	—	62.8%
June 30, 2004	81.6%	61.7%	53.8%	59.5%	—	66.3%

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
June 30, 2005	582	423	—	1,005
June 30, 2004	659	400	(4)	1,055
Loan-loss provisions				
June 30, 2005	(5)	36	—	31
June 30, 2004	—	90	—	90
General administrative expenses				
June 30, 2005	391	222	—	613
June 30, 2004	383	223	(4)	602
Operating profit				
June 30, 2005	196	165	—	361
June 30, 2004	276	87	—	363
Cost-income ratio				
June 30, 2005	67.2%	52.5%	—	61.0%
June 30, 2004	58.1%	55.8%	—	57.1%

Income statement by business segment
Quarterly figures

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
Q1 2005	663	548	224	32	(63)	1,404
Q2 2005	682	590	238	41	(58)	1,493
Provisions for losses on loans and advances						
Q1 2005	164	110	47	—	2	323
Q2 2005	227	107	(16)	—	8	326
Net commission income						
Q1 2005	364	322	68	2	1	757
Q2 2005	341	327	98	—	(2)	764
Trading profit (loss)						
Q1 2005	—	18	304	—	—	322
Q2 2005	1	10	91	—	(1)	101
General administrative expenses						
Q1 2005	654	575	309	23	39	1,600
Q2 2005	653	582	304	31	53	1,623
Balance of other operating income and expenses						
Q1 2005	(6)	20	(18)	(1)	(7)	(12)
Q2 2005	12	6	—	(1)	(14)	3
Operating profit (loss)						
Q1 2005	203	223	222	10	(110)	548
Q2 2005	156	244	139	9	(136)	412
Net income from investments						
Q1 2005	—	(7)	41	—	20	54
Q2 2005	(3)	(6)	38	—	1	30
Amortization of goodwill						
Q1 2005	—	—	—	—	—	—
Q2 2005	—	—	—	—	—	—
Balance of other income and expenses						
Q1 2005	(1)	—	—	(33)	(3)	(37)
Q2 2005	(2)	(2)	—	(34)	2	(36)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
Q1 2005	202	216	263	(23)	(93)	565
Q2 2005	151	236	177	(25)	(133)	406
including:						
Bank Austria Creditanstalt Group						
Q1 2005	—	216	42	—	(14)	244
Q2 2005	—	236	34	—	17	287

2

Net interest income

€ millions	1/1–6/30/ 2005	1/1–6/30/ 2004
Interest and similar income from		
Lending and money market transactions	7,442	7,533
Fixed-income securities and government-inscribed debt	685	701
Equity securities and other variable-yield securities	116	95
Subsidiaries	31	63
Companies valued at equity	47	42
Participating interests	35	22
Investment property	14	14
Interest expense and similar charges for		
Deposits	2,910	2,979
Promissory notes and other liabilities evidenced by paper	2,140	2,306
Subordinated capital	503	508
Income (expense) from hedging relationships as a result of		
Hedge accounting	(9)	(10)
Fair value option for financial assets	–	–
Net income from lease operations	**89**	**74**
Total	**2,897**	**2,741**

Interest margin

in %	6/30/2005	6/30/2004
Based on average risk assets (BIS)	2.67	2.53
Based on average volume of business	1.52	1.38

3

Provisions for losses on loans and advances

€ millions	1/1–6/30/ 2005	1/1–6/30/ 2004
Additions	1,082	1,449
Allowances for losses on loans and advances	1,050	1,351
Allowances for losses on guarantees and indemnities	32	98
Releases	(394)	(531)
Allowances for losses on loans and advances	(353)	(480)
Allowances for losses on guarantees and indemnities	(41)	(51)
Recoveries from write-offs of loans and advances	(39)	(23)
Total	**649**	**895**

Provisions for losses on loans and advances are calculated in the Interim Report on a pro rata basis on the basis of the presumed annual requirements.

4

Net commission income

€ millions	1/1–6/30/ 2005	1/1–6/30/ 2004
Securities and custodial services	625	558
Foreign trade operations/ money transfer operations	535	487
Lending operations	240	219
Other service operations	121	129
Total	**1,521**	**1,393**

5 Gains less losses arising from trading securities (trading profit)

€ millions	1/1-6/30/ 2005	1/1-6/30/ 2004
Equity contracts	124	173
Interest rate and currency contracts	299	276
Total	**423**	**449**

This item includes interest and dividend income totaling €530 million and refinancing costs totaling €292 million resulting from the balance of assets and liabilities held for trading purposes.

6 General administrative expenses

€ millions	1/1-6/30/ 2005	1/1-6/30/ 2004
Personnel expense	1,790	1,765
Other administrative expenses	1,099	1,050
Depreciation and amortization on intangible assets and property, plant and equipment	334	298
Total	**3,223**	**3,113**

7 Balance of other operating income and expenses

€ millions	1/1-6/30/ 2005	1/1-6/30/ 2004
Other operating income	128	185
Other operating expenses	137	94
Balance of other operating income and expenses	**(9)**	**91**

8 Balance of other income and expenses

€ millions	1/1-6/30/ 2005	1/1-6/30/ 2004
Other income	—	—
Other expenses	**73**	**176**
of which:		
Other taxes	4	4
Absorbed losses	69	107
Risk shield	—	65
Balance of other income and expenses	**(73)**	**(176)**

9 Earnings per share

	1/1-6/30/ 2005	1/1-6/30/ 2004
Consolidated profit (loss) adjusted for minority interest (€ millions)[1]	566	267
Average number of shares	750,699,140	643,493,920
Earnings per share (€)[1]	**0.75**	**0.41**

[1] 2004 figures adjusted for amortization of goodwill: €0.53

10

Assets held for trading purposes

€ millions	6/30/2005	12/31/2004
Debt securities and other fixed-income securities	40,008	37,398
Equity securities and other variable-yield securities	6,668	5,481
Positive fair values from derivative financial instruments	50,879	44,958
Other assets held for trading purposes	5,779	3,874
Total	**103,334**	**91,711**

11

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	6/30/2005	12/31/2004
Repayable on demand	17,282	10,352
With agreed maturities	34,580	37,127
Total	**51,862**	**47,479**

12

Loans and advances to customers, broken down by maturity

€ millions	6/30/2005	12/31/2004
Repayable on demand	28,829	25,623
With agreed maturities	252,936	249,496
up to 3 months	33,911	33,282
from 3 months to 1 year	20,845	18,961
from 1 year to 5 years	54,159	55,669
from 5 years and over	144,021	141,584
Total	**281,765**	**275,119**

13

Total volume of lending

By content

€ millions	6/30/2005	12/31/2004
Placements with, and loans and advances to, other banks	21,532	22,299
Loans and advances to customers	276,847	270,979
Contingent liabilities	34,945	31,315
Total	**333,324**	**324,593**

14

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2005	2004
Balance at January 1 before initial application of new and revised IFRSs	—	**11,361**
Initial application of new and revised IFRSs	—	110
Balance at January 1 after initial application of new and revised IFRSs	**13,404**	**11,471**
Changes affecting income		
Gross additions	+1,050	+1,351
Releases	– 353	– 480
Changes not affecting income		
Changes due to make-up of group of consolidated companies	+ 62	– 70
Use of existing loan-loss allowances	– 330	– 566
Effects of currency translation and other changes not affecting income	+ 25	+ 55
Balance at June 30	**13,858**	**11,761**

15

Investments

€ millions	6/30/2005	12/31/2004
Held-to-maturity investments		
Debt securities and other fixed-income securities	8,388	8,417
Available-for-sale investments	16,212	16,207
Non-consolidated subsidiaries	1,819	1,777
Participating interests	1,507	1,475
Debt securities and other fixed-income securities	8,090	7,672
Equity securities and other variable-yield securities	4,796	5,283
Fair-value-option investments	20,633	18,203
Debt securities and other fixed-income securities	18,348	16,266
Equity securities and other variable-yield securities	2,285	1,937
Companies valued at equity	1,150	1,224
of which:		
Goodwill	172	172
Investment property	418	432
Total	**46,801**	**44,483**

16

Deposits from other banks, broken down by maturity

€ millions	6/30/2005	12/31/2004
Repayable on demand	21,636	10,249
With agreed maturities	87,792	93,357
Total	**109,428**	**103,606**

17

Amounts owed to other depositors, broken down by maturity

€ millions	6/30/2005	12/31/2004
Savings deposits and home-loan savings deposits	36,717	36,508
Other liabilities	116,030	107,943
Repayable on demand	60,835	52,721
With agreed maturities	55,195	55,222
Total	**152,747**	**144,451**

18

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	6/30/2005	12/31/2004
With agreed maturities		
up to 3 months	13,953	10,103
from 3 months to 1 year	20,985	20,406
from 1 year to 5 years	43,923	47,914
from 5 years and over	32,231	31,139
Total	**111,092**	**109,562**

19
Provisions

€ millions	6/30/2005	12/31/2004
Provisions for pensions and similar obligations	2,874	2,881
Restructuring provisions	298	299
Allowances for losses on guarantees and indemnities	564	505
Other provisions	778	775
Total	**4,514**	**4,460**

20
Subordinated capital

€ millions	6/30/2005	12/31/2004
Subordinated liabilities	12,542	12,802
Participating certificates outstanding	1,939	1,987
Hybrid capital instruments	3,818	3,665
Total	**18,299**	**18,454**

21
Treasury stock

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meetings of Shareholders of HVB AG on April 29, 2004 and May 12, 2005 in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 31,699,803 shares of HVB AG stock were purchased by the Bank and its controlled or majority-owned companies at the respective current market prices and 31,445,536 shares of HVB AG were sold at the respective current market prices.

The shares were purchased at an average price of €18.17 per share, and resold at an average price of €18.24 per share. The shares purchased during the reporting period amount to the equivalent of €95 million, or 4.2% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 1,081,224, equivalent to €3.2 million or 0.1% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 3,008,591 shares of treasury stock at June 30, 2005 as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act. This represents €9 million, or 0.4% of capital stock.

22

Contingent liabilities and other commitments

€ millions	6/30/2005	12/31/2004
Contingent liabilities	34,970	31,334
of which:		
Guarantees and indemnity agreements	34,945	31,315
Other commitments	57,591	55,742
of which:		
Irrevocable credit commitments	48,462	46,865
Total	**92,561**	**87,076**

Futures contracts (derivatives)

The following derivative contracts were still outstanding at the reporting date. These figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk (excluding add-on) totaled €54.8 billion at June 30, 2005 (December 31, 2004: €48.1 billion). Compliant with Principle I of the German banking supervisory regulations, taking into account existing netting agreements and collateral received, this gives rise to total risk assets (counterparty risk including add-on) of €19.3 billion (December 31, 2004: €18.2 billion); €5.4 billion remains after weighting for credit rating (December 31, 2004: €4.7 billion).

€ millions	Nominal amount		Positive fair values		Negative fair values	
	6/30/2005	12/31/2004	6/30/2005	12/31/2004	6/30/2005	12/31/2004
Interest rate derivatives	2,095,438	2,055,621	46,131	36,698	47,297	37,399
Foreign exchange derivatives	308,039	296,109	5,132	7,835	6,071	9,851
Equity/index derivatives	166,136	139,341	3,174	3,263	3,511	3,113
Credit derivatives	82,224	53,353	464	411	1,608	1,206
Other transactions	1,659	355	44	15	41	13
Total	**2,653,496**	**2,544,779**	**54,945**	**48,222**	**58,528**	**51,582**

23

Potential market risk of trading activities (value-at-risk)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products, and their related derivatives, change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see HVB Group Annual Report 2004, starting on page 84).

Value-at-risk[1]

€ millions	6/30/2005	12/31/2004
Interest rate positions	22	13
Foreign exchange positions	13	25
Equity/index positions	73	74
Diversification effect	(20)	—
Total	**88**	**112**

[1] Due to the correlation effect between the types of risk, the overall risk is lower than the total amount of the individual risks

24

Noncurrent assets held for sale

At June 30, 2005, the at-equity valued shareholdings in Investkredit Bank AG, Vienna, fell into the category "noncurrent assets held for sale" according to IFRS 5. For reasons of materiality, we have not reported the interests in a separate line in the balance sheet, but have continued to include them in the investments.

Furthermore, HVB Group did not have any noncurrent assets held for sale or discontinued operations at June 30, 2005 that require disclosure compliant with IFRS 5.

EXECUTIVE BOARDS

Members of the Supervisory Board

Dr. Albrecht Schmidt
Chairman

Peter König
Deputy chairman

Dr. Hans-Jürgen Schinzler
Deputy chairman

Dr. Manfred Bischoff

Dr. Mathias Döpfner

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Herbert Munker

Gerhard Randa
since May 12, 2005

Dr. Siegfried Sellitsch
until May 12, 2005

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
Germany business segment,
Corporate Customers and Professionals,
and Real Estate business units,
since April 1, 2005

Dr. Stefan Jentzsch
Corporates & Markets
business segment

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Christine Licci
Germany business segment,
Private Customers business unit,
since January 17, 2005

Michael Mendel
Germany business segment,
until May 12, 2005
Austria & Central and Eastern Europe
business segment,
since May 12, 2005

Dieter Rampl
Board Spokesman,
Human Resources Management

Gerhard Randa
Austria & Central and Eastern Europe
business segment,
Chief Operating Officer (COO),
until May 12, 2005

Dr. Wolfgang Sprissler
Chief Financial Officer (CFO)

QUARTERLY FIGURES

	Q2 (2005)	Q1 (2005)	Q4 (2004)	Q3 (2004)	Q2 (2004)
Operating performance (€ millions)					
Net interest income	1,493	1,404	1,477	1,444	1,455
Provisions for losses on loans and advances	326	323	445	455	415
Net interest income after provisions for losses on loans and advances	1,167	1,081	1,032	989	1,040
Net commission income	764	757	761	691	692
Trading profit	101	322	166	113	184
General administrative expenses	1,623	1,600	1,442	1,563	1,571
Balance of other operating income and expenses	3	(12)	(16)	26	22
Operating profit (loss)	**412**	**548**	**501**	**256**	**367**
Net income from investments	30	54	(242)	(17)	178
Amortization of goodwill	—	—	49	39	39
Addition to restructuring provisions	—	—	250	—	—
Allocation to special provisions for bad debts	—	—	2,500	—	—
Balance of other income and expenses	(36)	(37)	(95)	(86)	(104)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**406**	**565**	**(2,635)**	**114**	**402**
Taxes on income	107	160	(27)	39	122
Net income (loss) after taxes	**299**	**405**	**(2,608)**	**75**	**280**
Minority interest in net income (loss)	(69)	(69)	(94)	(65)	(69)
Consolidated profit (loss)	**230**	**336**	**(2,702)**	**10**	**211**
Earnings per share (€)[1]	**0.30**	**0.45**	**0.12**	**0.05**	**0.35**

[1] 2004 quarterly figures adjusted for amortization of goodwill; Q4 additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts

	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004
Key indicators (%)					
Return on equity after taxes[1]	9.7	11.6	3.9	4.1	5.4
Cost-income ratio (based on profit from ordinary activities)	66.5	64.3	72.0	69.3	67.4
Cost-income ratio (based on operating revenues)	66.7	64.8	65.5	67.3	66.6
Ratio of net commission income to operating revenues	31.5	30.6	30.5	30.0	29.8
Balance sheet figures *(€ billions)*					
Total assets	492.7	469.9	467.4	460.5	469.4
Total volume of lending	333.3	326.2	324.6	329.1	334.2
Shareholders' equity	15.4	14.6	14.0	15.7	15.8
Key capital ratios compliant with BIS rules					
Core capital (€ billions)	15.7	15.4	15.7	17.5	17.4
Equity funds (€ billions)	27.8	27.2	27.1	29.7	29.8
Risk assets (€ billions)	246.5	242.0	238.6	241.3	241.5
Core capital ratio (%)	6.4	6.4	6.6[2]	7.2	7.2
Equity funds ratio (%)	10.0	10.2	10.4	11.3	11.3
Share information					
Share price (€)	21.51	18.87	16.70	15.46	14.62
Market capitalization (€ billions)	16.1	14.2	12.5	11.6	11.0
Employees	59,294	57,437	57,806	57,973	57,874
Branch offices	2,190	2,085	2,036	2,055	2,055

[1] 2004 figures adjusted for amortization of goodwill; figures at 12/31/2004 additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts

[2] 6.2% including consolidation and other effects to be incorporated from the start of 2005

FINANCIAL CALENDAR

Important dates 2005/2006	
Third-quarter earnings	October 27, 2005
Preliminary annual results	February 23, 2006
Publication of the 2005 annual results	March 16, 2006
Annual General Meeting of Shareholders	May 24, 2006
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 10, 2006
Second-quarter earnings	July 26, 2006
Third-quarter earnings	October 26, 2006

Contacts

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Published by

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: July 26, 2005
Publication date: August 4, 2005